UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

AutoNavi Holdings Limited
(Name of Issuer)

Preferred and Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0711U 106
(CUSIP Number)

Timothy A. Steinert, Esq.
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Tel: +852.2215.5100

With a copy to:

Don S. Williams, Esq.
Sheppard Mullin Richter & Hampton LLP
26th Floor, Wheelock Square
1717 Nanjing Road West
Shanghai 200040, China
Tel: +86.21.2321.6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0711U 106	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSONS Ali ET Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,428,700 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,428,700 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,428,700 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 276,579,863 Shares of the Issuer outstanding as set forth on the Issuer’s Register of Members dated May 16, 2013.

CUSIP No. G0711U 106	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSONS Alibaba Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,428,700 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,428,700 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,428,700 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 276,579,863 Shares of the Issuer outstanding as set forth on the Issuer’s Register of Members dated May 16, 2013.

CUSIP No. G0711U 106	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSONS Alibaba Group Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,428,700 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,428,700 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,428,700 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 276,579,863 Shares of the Issuer outstanding as set forth on the Issuer’s Register of Members dated May 16, 2013.

Item 1. Security and Issuer

This Schedule 13D relates to the series A convertible preferred shares, par value $0.0001 per share (the “Preferred Shares”), and the ordinary shares, par value $0.0001 per share (the “Ordinary Shares” and collectively, the “Securities” or “Shares”), of AutoNavi Holdings Limited, a public limited company organized under the laws of the Cayman Islands (the “Issuer”). The Issuer’s principal place of business is 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is filed jointly, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Ali ET Investment Holding Limited, a limited liability company organized under the laws of the Cayman Islands ( “Ali ET”), (2) Alibaba Investment Limited, an exempted company organized under the laws of the British Virgin Islands (“AIL”), and (3) Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (“Alibaba,” and collectively with Ali ET, AIL, and other affiliates, the “Alibaba Group”). The business address of Ali ET, AIL, and Alibaba is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Alibaba is a holding company of Alibaba Group. AIL is a wholly-owned subsidiary of Alibaba and principally engages in investment activities on behalf of Alibaba Group. Ali ET is a special purpose vehicle and is wholly-owned by AIL. Ali ET, AIL, and Alibaba are collectively referred to in this Schedule 13D as the “Reporting Persons.”

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the Board of Directors of each Reporting Person are set forth on Schedules A-1, A-2, and A-3 hereto and are incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Schedules A-1, A-2, and A-3 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 16, 2013, Ali ET paid to the Issuer an aggregate purchase price of US$294,107,625.00 to acquire (a) 50,409,444 Preferred Shares, and (b) 28,019,256 Ordinary Shares, pursuant to that certain Investment Agreement, dated as of May 10, 2013, between the Issuer and Ali ET (the “Investment Agreement”). A copy of the Investment Agreement is attached hereto as Exhibit 2, which Exhibit is incorporated herein by reference.

The purchases were made using the Reporting Persons’ working capital.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the Securities for investment purposes. The Reporting Persons intend to continuously review their investment. Depending upon various factors, including, but not limited to, the Reporting Persons’ and the Issuer’s business, prospects and financial conditions and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, the Reporting Persons may, subject to compliance with applicable laws, Nasdaq rules, and other applicable regulations, engage, from time to time, in certain actions, including, without limitation, increasing or decreasing their investment in the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission that any Reporting Person is the beneficial owner of any of the Securities referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, shareholder, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the Securities referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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(c) No Reporting Person effected any transaction in the Securities during the 60-day period prior to the filing of this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investment Agreement

The response to Item 3 is incorporated herein by reference. Under the terms of the Investment Agreement, Ali ET agreed to a one-year lock up, restricting its right to transfer the Securities and the Ordinary Shares issuable upon conversion of the Preferred Shares for one year from their purchase date, except for certain permitted transfers and transfers to affiliates.

The description of the Investment Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which Exhibit is incorporated herein by reference.

Investor’s Rights Agreement

In connection with the Investment Agreement, on May 16, 2013, Ali ET entered into an Investor’s Rights Agreement (“IRA”) with the Issuer and certain founding shareholders, pursuant to which the Issuer and such founding shareholders agreed to vote their shares and to take such actions as may be necessary to provide Ali ET with the rights afforded to it under the Investment Agreement and the Certificate of Designations (as defined below).

The description of the IRA contained herein is qualified in its entirety by reference to Exhibit 3, which Exhibit is incorporated herein by reference.

Certificate of Designations

Pursuant to the Issuer’s Memorandum and Articles of Association, the Board of Directors of the Issuer approved to add a Certificate of the Designations, Preferences and Relative Participating, Optional and other Special Rights and Qualifications, Limitations or Restrictions of Series A Convertible Preferred Shares (the “Certificate of Designations”) to establish the rights, privileges and preferences of the Preferred Shares. Material terms and provisions of the Preferred Shares include board representation, right of first refusal, preemptive rights, certain protective provisions, and a liquidation preference.

The description of the Certificate of Designations contained herein is qualified in its entirety by reference to Exhibit 4, which Exhibit is incorporated herein by reference.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated May 28, 2013 by and among the Reporting Persons.

Exhibit 2 Investment Agreement dated May 10, 2013 by and between AutoNavi Holdings Limited and Ali ET Investment Holding Limited.

Exhibit 3 Investor’s Rights Agreement dated May 16, 2013 by and among AutoNavi Holdings Limited, Ali ET Investment Holding Limited, and the other parties thereto.

Exhibit 4 Certificate of the Designations, Preferences and Relative Participating, Optional and other Special Rights and Qualifications, Limitations or Restrictions of Series A Convertible Preferred Shares, Par Value US$0.0001, of AutoNavi Holdings Limited, dated May 16, 2013.

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013	ALI ET INVESTMENT HOLDING LIMITED By: /s/ Timothy A. Steinert
Name: Timothy A. Steinert Its: Authorized Signatory

ALIBABA INVESTMENT LIMITED By: /s/ Timothy A. Steinert
Name: Timothy A. Steinert Its: Authorized Signatory

ALIBABA GROUP HOLDING LIMITED By: /s/ Timothy A. Steinert
Name: Timothy A. Steinert Its: Authorized Signatory

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SCHEDULE A-1

Directors and Executive Officers of Ali ET Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali ET Investment Holding Limited. Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Ali ET Investment Holding Limited does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander Steinert, United States	Director of Ali ET
Samuel Yen Ping Ching, Hong Kong	Director of Ali ET
Junfang Zheng, People’s Republic of China c/o Alibaba (China) Co., Ltd. 18-19/F, Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China	Director of Ali ET

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SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited. Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Alibaba Investment Limited does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Yun Ma, People’s Republic of China	Director of AIL
Joseph Chung Tsai, Canada	Director of AIL

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SCHEDULE A-3

Directors and Executive Officers of Alibaba Group Holding Limited

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Alibaba Group Holding Limited. Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Unless otherwise noted, the business address for each executive officer listed below is c/o Alibaba (China) Co., Ltd., 18-19/F, Xihu International Building A, 391 Wen Er Road, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
Yun Ma, People’s Republic of China	Executive Chairman of the Board of Alibaba
Joseph Chung Tsai, Canada	Executive Vice Chairman of the Board of Alibaba
Masayoshi Son, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of Alibaba; Chief Executive Officer of SoftBank Corp.
Jacqueline D. Reses, United States c/o Yahoo! Inc. 701 First Avenue Sunnyvale, CA 94089 U.S.A	Director of Alibaba; Chief Development Officer of Yahoo! Inc.
Jonathan Lu, People’s Republic of China	Chief Executive Officer of Alibaba Group
Maggie Wu, People’s Republic of China	Chief Financial Officer of Alibaba Group
Zeng Ming, People’s Republic of China	Chief Strategy Officer of Alibaba Group
Trudy Dai, People’s Republic of China	Chief People Officer and Senior Vice President of Alibaba Group
Wang Jian, People’s Republic of China	Chief Technology Officer of Alibaba Group
Tiger Wang, People’s Republic of China	Chief Marketing Officer and Senior Vice President of Alibaba Group
Polo Shao, People’s Republic of China	Chief Risk Officer & Group Secretary of Alibaba Group
Lucy Peng, People’s Republic of China	Chief Executive Officer of Alibaba Small and Micro Financial Services Group
Leo Jiang, People’s Republic of China	Senior Vice President & Deputy Chief Technology Officer of Alibaba Group
Eddie Wu, People’s Republic of China	Senior Vice President of Alibaba Group
Daniel Zhang, People’s Republic of China	Senior Vice President of Alibaba Group
Zhang Yu, People’s Republic of China	Vice President of Alibaba Group
Jeff Zhang, People’s Republic of China	Vice President of Alibaba Group
Sophie Wu, People’s Republic of China	Vice President of Alibaba Group

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Exhibit 1

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and between them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this agreement be included as an Exhibit to such filing. This agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of this 28th day of May 2013.

Dated: May 28, 2013	ALI ET INVESTMENT HOLDING LIMITED By: /s/ Timothy A. Steinert
Name: Timothy A. Steinert Its: Authorized Signatory

ALIBABA INVESTMENT LIMITED By: /s/ Timothy A. Steinert
Name: Timothy A. Steinert Its: Authorized Signatory

ALIBABA GROUP HOLDING LIMITED By: /s/ Timothy A. Steinert
Name: Timothy A. Steinert Its: Authorized Signatory

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Exhibit 2

INVESTMENT AGREEMENT

dated as of May 10, 2013

by and between

AUTONAVI HOLDINGS LIMITED

and

ALI ET INVESTMENT HOLDING LIMITED

TABLE OF CONTENTS

1.	DEFINITIONS	1
2.	PURCHASE AND SALE OF SECURITIES	4
3.	PURCHASER’S REPRESENTATIONS AND WARRANTIES.	5
4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.	7
5.	AGREEMENTS OF THE PARTIES.	18
6.	CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.	20
7.	CONDITIONS TO THE PURCHASER’S OBLIGATION TO PURCHASE.	21
8.	TERMINATION.	22
9.	MISCELLANEOUS.	23

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT (this “Agreement”), dated as of May 10, 2013, by and between AutoNavi Holdings Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), and Ali ET Investment Holding Limited, a limited liability company organized under the laws of the Cayman Islands (the “Purchaser”).

WHEREAS

A.       The Company desires to issue, sell and deliver to the Purchaser, and the Purchaser desires to purchase and acquire from the Company, upon the terms and conditions set forth in this Agreement, (i) an aggregate of 50,409,444 Series A Convertible Preferred Shares, par value US$0.0001 per share, of the Company (the “Series A Shares”),having the powers, preferences and rights, as specified in the Certificate of Designations in the form attached hereto as Exhibit A (the “Certificate of Designations”) which shares represent 19.99% of the outstanding Ordinary Shares of the Company (on an as-converted, fully-diluted basis) after giving effect to the issuance, and (ii) an aggregate of 28,019,256 Ordinary Shares of the Company (the “Purchaser Ordinary Shares”). Unless the context otherwise requires, the “Ordinary Shares” shall refer to the Company’s ordinary shares, par value US$0.0001 per share; and “Securities” shall refer to the Series A Shares and the Purchaser Ordinary Shares purchased herein.

B.       The Company and the Purchaser acknowledge that the issuance and sale of the Securities pursuant to this Agreement will be in reliance upon the exemption from securities registration under the United States (“U.S.”) Securities Act of 1933, as amended (the “1933 Act”) afforded by Regulation S (“Regulation S”) as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the 1933 Act.

C.       Concurrently with the execution and delivery of this Agreement, the Purchaser will, and will cause its affiliates to, enter into one or more business cooperation agreements with the Company and/or its direct or indirect Subsidiaries (as defined below) or affiliates (each, a “Group Company,” and collectively, the “Group”). This Agreement (including the Disclosure Letter), the Certificate of Designations, an Investor’s Rights Agreement in the form attached hereto as Exhibit C (the “Investor’s Rights Agreement”) and each of the other agreements entered into by the parties hereto or their respective affiliates in connection with the transactions contemplated by this Agreement are referred to collectively as the “Transaction Documents.”

NOW, THEREFORE, the Company and the Purchaser hereby agree as follows:

1.       DEFINITIONS

Each capitalized term used but not defined herein shall have the same meaning ascribed to it in the Certificate of Designations. The following capitalized terms shall have the following meanings for purposes of this Agreement:

“1933 Act” has the meaning set forth in Recital B;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“2007 Plan” has the meaning set forth in Section 4(c);

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“2012 Plan” has the meaning set forth in Section 4(c);

“ADS” means American Depositary Share, each representing four Ordinary Shares of the Company;

“Affiliate” means an “affiliate” within the meaning of Rule 405 under the 1933 Act;

“Aggregate Purchase Price” has the meaning set forth in Section 2(b);

“Agreement” means this Investment Agreement;

“Board” means the Company’s Board of Directors;

“Certificate of Designations” has the meaning set forth in Recital A;

“Closing” has the meaning set forth in Section 2(a);

“Closing Date” has the meaning set forth in Section 2(c)(i);

“Company” has the meaning set forth in the preamble;

“Company Articles” means the Amended and Restated Memorandum and Articles of Association of the Company;

“Company Repurchases” has the meaning set forth in Section 5(e).

“Company Share Plans” has the meaning set forth in Section 4(c);

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, arrangement or understanding;

“Disclosure Letter” has the meaning set forth in Section 4;

“Distribution Compliance Period” has the meaning set forth in Section 3(d)(ii);

“GAAP” means generally accepted accounting principles in the United States;

“Governmental Entity” means any supranational, national, provincial, state, municipal, local or other government, whether U.S., PRC or otherwise, any instrumentality, subdivision, administrative agency or commission thereof, court, other governmental authority or regulatory body or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority or any self-regulatory agency (including any stock exchange);

“Group” has the meaning set forth in Recital C;

“Group Company” has the meaning set forth in Recital C;

“HKIAC” has the meaning set forth in Section 9(d);

“Indemnitees” has the meaning set forth in Section 9(b);

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“Indemnified Liabilities” has the meaning set forth in Section 9(b);

“Intellectual Property” has the meaning set forth in Section 4(s);

“Investor’s Rights Agreement” has the meaning set forth in Recital C;

“Listed Intellectual Property” has the meaning set forth in Section 4(s)(iii);

“Lock-Up Period” has the meaning set forth in Section 5(c)(i);

“Material Adverse Effect” has the meaning set forth in Section 4(a);

“Material Contracts” has the meaning set forth in Section 4(o);

“Material Intellectual Property Contracts” has the meaning set forth in Section 4(s)(iv);

“NASDAQ” means The NASDAQ Stock Market;

“Ordinary Shares” has the meaning set forth in Recital A;

“Permits” has the meaning set forth in Section 4(q);

“Permitted Transferee” has the meaning set forth in Section 5(c)(i);

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof;

“PRC” means the People’s Republic of China;

“Public Documents” has the meaning set forth in Section 4(j);

“Purchaser” has the meaning set forth in the preamble;

“Purchaser Directors” has the meaning set forth in the Certificate of Designations;

“Purchaser Ordinary Shares” has the meaning set forth in the preamble;

“Regulation S” has the meaning set forth in Recital B;

“Returns” has the meaning set forth in Section 4(r);

“SEC” has the meaning set forth in Recital B;

“Securities” has the meaning set forth in Recital A;

“Series A Shares” has the meaning set forth in Recital A;

“Subsidiary” has the meaning set forth in Section 4(b);

“Tax” has the meaning set forth in Section 4(r);

“Transaction Documents” has the meaning set forth in Recital C;

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“Transfer” has the meaning set forth in Section 5(c)(i);

“U.S.” or “United States” means the United States of America; and

“Voting Company Debt” has the meaning set forth in Section 4(c).

2.       PURCHASE AND SALE OF SECURITIES

(a) Purchase of Series A Shares. Subject to the satisfaction or waiver of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company on the Closing Date (as defined in Section 2(c)(i) below), the Securities (the “Closing”).

(b) Purchase Price. The per share purchase price shall be US$3.75 for each Series A Share and for each Purchaser Ordinary Share, and the aggregate purchase price for the Securities (the “Aggregate Purchase Price”) shall be US$294,107,625.

(c) Closing.

(i) Date and Time. The Closing shall take place remotely via exchange of documents and signatures on such date as is specified by the Company and the Purchaser (the “Closing Date”), which date shall be no later than the second Business Day (as defined in the Certificate of Designations) after the satisfaction or waiver of the conditions to the Closing set forth in Sections 6 and 7 below, or at such other date and location as is mutually agreed in writing by the Company and the Purchaser.

(ii) Payment and Delivery. On or before the Closing Date:

(A) the Purchaser shall pay the Aggregate Purchase Price to the Company for the Securities to be issued and sold to the Purchaser at the Closing, by electronic bank transfer of immediately available funds to a bank account designated in writing by the Company at least five (5) Business Days prior to the Closing Date;

(B)	the Company shall deliver to the Purchaser:

(1) a certificate representing the Series A Shares, duly executed on behalf of the Company and registered in the name of the Purchaser;

(2) a certificate representing the Purchaser Ordinary Shares, duly executed on behalf of the Company and registered in the name of the Purchaser;

(3) a certified register of members of the Company, reflecting the Purchaser’s ownership of the Series A Shares and the Purchaser Ordinary Shares;

(4) a certified register of directors of the Company reflecting the appointment of the Purchaser Directors to the Company’s Board pursuant to the Certificate of Designations;

(5) a certificate, executed on behalf of the Company by an authorized officer of the Company and dated as of the Closing Date, having attached thereto: (i) a certified copy of the Company Articles in effect at the Closing, (ii) the Certificate of Designations, (iii) board resolutions of the Company approving the entering into and execution of this Agreement, the adoption of the Certificate of Designations, the issuance of the Series A Shares and the Purchaser Ordinary Shares, the entering into and execution of the other Transaction Documents and the consummation of all transactions contemplated herein and therein and the appointment of the Purchaser Directors pursuant to the Certificate of Designations, and (iv) a good standing certificate in respect of the Company from the Registrar of Companies in the Cayman Islands, dated a recent date before the Closing;

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(6) a certificate, executed on behalf of the Company by an authorized officer of the Company and dated as of the Closing Date, as to the satisfaction of the conditions precedent set forth in Section 7 hereof;

(7) an indemnification agreement in respect of both Purchaser Directors, dated the Closing Date, duly executed on behalf of the Company, in the same form as currently used by other directors of the Company;

(8) copy of a letter provided by the Company’s Cayman counsel to NASDAQ regarding the Company’s election to follow home country practices in form and substance reasonably acceptable to the Purchaser;

(9) an opinion of Travers Thorp Alberga, Cayman Islands counsel to the Company, in the form attached hereto as Exhibit D; and

(10) an opinion of Jun He Law Offices, PRC counsel to the Company, in the form attached hereto as Exhibit E.

3.       PURCHASER’S REPRESENTATIONS AND WARRANTIES.

The Purchaser represents and warrants to the Company as of the date hereof and as of the Closing Date that:

(a) Organization. Each of the Purchaser and any relevant Affiliate that is a party to the Transaction Documents is a company duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized.

(b) Authorization; Enforcement; Validity. Each of the Purchaser and/or its Affiliate(s) (as the case may be) has the requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated by this Agreement and each other Transaction Document to which it is a party. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated by and in compliance with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and each other Transaction Document have been duly executed and delivered by the Purchaser and/or its Affiliate(s) (as the case may be) and constitute the legal, valid and binding obligations of the Purchaser and/or its Affiliate(s) (as the case may be), enforceable against the Purchaser and/or its Affiliate(s) (as the case may be) in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

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(c) No Conflicts. The execution, delivery and performance by the Purchaser and/or its Affiliate(s) (as the case may be) of this Agreement and the other Transaction Documents and the consummation by the Purchaser and/or its Affiliate(s) (as the case may be) of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational or constitutional documents of the Purchaser and/or its Affiliate(s) (as the case may be), or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state, and any other applicable, securities laws) applicable to the Purchaser and/or its Affiliate(s) (as the case may be), except in the case of clause (ii) above, for such violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(d) Regulation S.

(i) The Purchaser represents that (A) it is domiciled and has its principal place of business outside the U.S., (B) it is not a “U.S. person” as defined under Rule 902 of Regulation S and is not acquiring the Securities for the account or benefit of any U.S. person, (C) at the time of offering to the Purchaser and communication of the Purchaser’s order to purchase the Securities and at the time of the Purchaser’s execution of this Agreement, the Purchaser was located outside the U.S., and (D) at the time of the Closing the Purchaser, or persons acting on the Purchaser’s behalf in connection therewith, will be located outside the U.S.

(ii) The Purchaser has been advised and acknowledges that: (A) the Securities issued pursuant to this Agreement have not been, and when issued, will not be registered under the 1933 Act or the securities laws of any state of the U.S., (B) in issuing and selling the Securities to the Purchaser pursuant hereto, the Company is relying upon the exemption from registration provided by Regulation S of the 1933 Act, and (C) it is a condition to the availability of the Regulation S safe harbor that the Securities not be offered or sold in the U.S. or to a U.S. person until the expiration of a period of 40 days after the Closing Date (the “Distribution Compliance Period”).

(iii) The Purchaser acknowledges and covenants that until the expiration of the Distribution Compliance Period: (A) it and its agents or representatives have not and will not solicit offers to buy, offer for sale or sell any of the Securities or any beneficial interest therein in the U.S. or to or for the account of a U.S. person, and (B) notwithstanding the foregoing, prior to the expiration of the Distribution Compliance Period, the Securities may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either, (X) the offer or sale is within the U.S. or to or for the account of a U.S. person and pursuant to an effective registration statement, Rule 144 promulgated under the 1933 Act or an exemption from the registration requirements of the 1933 Act, or (Y) the offer and sale is outside the U.S. and to a person who is not a U.S. person. The foregoing restrictions are binding upon subsequent transferees of the Securities, except for transferees pursuant to an effective registration statement. The Purchaser agrees that after the Distribution Compliance Period, the Securities may be offered or sold within the U.S. or to or for the account of a U.S. person only in accordance with this Agreement and pursuant to applicable securities laws.

(iv) The Purchaser is not a “distributor” (as defined in Regulation S) or a “dealer” (as defined in the 1933 Act).

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(e) No Public Sale or Distribution. Subject to the potential transfer to a Permitted Transferee (as defined in Section 5(d)(i)), the Purchaser is acquiring the Securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act. The Purchaser does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities. The Purchaser is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(f) Legends. The Purchaser understands that the Securities and the registry of shares of the Company shall bear, in addition to any other legends required under applicable laws, the following legends:

“THESE SECURITIES ARE BEING OFFERED TO PURCHASER WHO IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT. TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RIGHTS AND RESTRICTIONS, INCLUDING RESTRICTIONS ON TRANSFER, AS SET FORTH IN AN INVESTMENT AGREEMENT AND A SHAREHOLDERS’ AGREEMENT ENTERED INTO BY THE HOLDER OF THESE SHARES AND THE ISSUER.”

(g) Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Purchaser.

4.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that, except as set forth in the disclosure letter delivered by the Company to the Purchaser dated as of the date hereof (the “Disclosure Letter”) or in its Public Documents (as defined in Section 4(j) below) (excluding disclosures of non-specific risks faced by the Group included in any forward-looking statement, disclaimer, risk factor disclosure or other similarly non-specific statements that are similarly predictive or forward-looking in nature; provided, however that (i) any historical facts related to the Group and (ii) any specific exposure or effect faced by the Group emanating from specifically disclosed facts contained within any such disclosure shall be deemed disclosed for purposes of the representations and warranties set forth in this Section 4):

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(a) Organization and Qualification. The Company is a corporation duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations, results of operations or financial condition of the Group, taken as a whole, or (ii) the authority or ability of the Company and/or its Subsidiaries to perform its obligations under the Transaction Documents; provided, however, that for purposes of clause (i) above, in no event shall any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any effect resulting from compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement and/or any other Transaction Document, (B) any effect that results from changes affecting any of the industries in which the Company operates generally or the economy generally, (C) any effect that results from changes affecting general worldwide economic or capital market conditions, provided that any such changes in (B) and (C) do not substantially disproportionately affect the Company in any material respect relative to other similarly situated participants in the industry in which they operate, (D) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events, (E) any failure to meet any internal or public projections, forecasts, or guidance, provided that the underlying causes that lead to any failure to meet any internal or public projections, forecasts, or guidance as set forth in (E) are not exceptions to a Material Adverse Effect, or (F) any change in the Company’s stock price or trading volume, in and of itself, primarily resulting from any of the effects or changes described in the foregoing clauses (A) to (E).

(b) Subsidiaries. Each entity (including any variable interest entity) that is a direct or indirect subsidiary (whether wholly or partially owned) or controlled Affiliate of the Company (individually, a “Subsidiary”) has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted.

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(c) Capitalization. The authorized capital stock of the Company consists of 500,000,000 Ordinary Shares. As of the close of business on the date of this Agreement, (i) 198,055,163 Ordinary Shares are issued and outstanding (including (x) 448,012 Ordinary Shares that have been issued to the Company’s depositary and reserved for future grants under the Company Share Plans (as defined below), and (y) 10,146,588 Ordinary Shares underlying the 2,536,647 ADSs that have been repurchased from the open market and held under the Company’s brokerage account), (ii) 7,592,973 Ordinary Shares were reserved and available for issuance pursuant to the Company’s Share Incentive Plan (the “2012 Plan”), and (iii) 0 Ordinary Shares were reserved and available for issuance pursuant to the Company’s 2007 Share Incentive Plan (as amended on December 16, 2011 and further amended and terminated on September 1, 2012, the “2007 Plan”, and collectively with the 2012 Plan, the “Company Share Plans”). As of the close of business on the date of this Agreement, options to purchase 7,682,172 Ordinary Shares and 6,621,128 restricted shares have been granted and outstanding under the Company Share Plans.  Except as set forth above, at the close of business on the date of this Agreement, no shares of capital stock or other voting securities of or equity interests in the Company were issued, reserved for issuance or outstanding and no securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or equity interests in the Company were issued or outstanding.  Since the date of this Agreement to the Closing date, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of or equity interests in the Company, other than issuances of Ordinary Shares under the Company Share Plans upon the vesting of restricted shares or pursuant to options or restricted share units (as each such term is defined in the Company Share Plans) and (y) there have been no issuances by the Company of options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of, or other equity or voting interests in, the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of the Ordinary Shares, other than issuances pursuant to the Company Share Plans in accordance with their terms.  All outstanding Ordinary Shares are, and all such shares that may be issued prior to the date hereof will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Ordinary Shares may vote (“Voting Company Debt”).  Except for any obligations pursuant to this Agreement or as otherwise set forth above in this Section 4(c), as of the date of this Agreement, there are no options, warrants, rights (including without limitation any shareholder rights plan or “poison pill”), convertible or exchangeable securities, stock-based performance units, Contracts (as defined below) or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which the Company is bound (1) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or equity interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or equity interest in, the Company or any Voting Company Debt, (2) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, unit or Contract (as defined below) or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of the Ordinary Shares.  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, other than pursuant to the Company Share Plans or a share repurchase program of the Company that complies with Rule 10b-18 and Rule 10b5-1 under the 1934 Act.

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Schedule 4(c) of the Disclosure Letter sets forth the particulars of each Subsidiary. All of the issued equity securities of each non-PRC Subsidiary are validly issued, fully paid and non-assessable, and were issued in compliance with the applicable registration and qualification requirements of applicable laws. The registered capital of each PRC Subsidiary was timely and fully contributed, has been duly verified by a certified accountant registered in the PRC and the accounting firm employing such accountant, and the report of the certified public accountant evidencing such verification has been registered with the relevant Governmental Entity (as defined below), and such registered capital is free and clear of any encumbrance.

(d) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is a party and to issue the Securities in accordance with the terms hereof and thereof. The issuance of the Securities is within the scope of the general mandate granted to the Board by the Company Articles to issue the Securities and establish and define the rights thereof in accordance with the Certificate of Designations without approval of the existing shareholders of the Company and the Company agrees to take all actions necessary to give effect to the provisions of the Certificate of Designations. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, the issuance of the Securities, has been duly authorized by the Board and no further filing, consent or authorization (including any shareholder approval) is required by the Board or otherwise, except for any required filing regarding the issuance or listing of additional securities with NASDAQ. This Agreement and each other Transaction Document have been duly executed and delivered by the Company and/or its Subsidiary(ies) (as the case may be), and constitute the legal, valid and binding obligations of the Company and/or such Subsidiary (as the case may be), enforceable against each of them in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(e) No Conflicts. The execution, delivery and performance by the Company and/or its Subsidiaries (as the case may be) of the Transaction Documents and the consummation by the Company and/or its Subsidiaries (as the case may be) of the transactions contemplated hereby and thereby (including, the issuance of the Securities) will not (i) result in a violation of the Company Articles or the organizational or constitutional documents of its Subsidiaries (as the case may be), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any Subsidiary is a party, or (iii) subject to the terms of this Agreement, result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws and regulations and the rules and regulations of NASDAQ applicable to the Company or by which any property or asset of the Company or any Subsidiary is bound or affected), except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(f) Consents. In connection with the entering into and performance of this Agreement and the other Transaction Documents, none of the Company or any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, (i) any Governmental Entity in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents or (ii) any third party pursuant to any agreement, indenture or instrument to which the Company or any Subsidiary is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for any required filing or notifications regarding the issuance or listing of additional securities with NASDAQ. The Company has no knowledge of any facts or circumstances that might prevent the Company from obtaining or effecting any of the filings or notifications described in the preceding sentence. The Company is not in violation of the listing requirements of NASDAQ and has no knowledge of any facts that would reasonably lead to delisting or suspension of its ADSs from NASDAQ in the foreseeable future. As used herein, “knowledge” shall mean actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company after due inquiry of the Company’s employees, consultants, and regular outside advisors, including without limitation Deloitte Touche Tohmatsu, Skadden, Arps, Slate, Meagher & Flom, Jun He Law Offices and Travers Thorp Alberga.

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(g) Issuance of Securities. The Securities are duly authorized, a sufficient number of Ordinary Shares have been authorized for issuance upon conversion of the Series A Shares, and, in each case, when issued and paid for in accordance with the terms hereof, shall be validly issued and non-assessable and free from all preemptive or similar rights, taxes, liens, encumbrances and charges with respect to the issue thereof and the Securities shall be fully paid with the holders being entitled to all rights accorded to a holder of the Series A Shares or Ordinary Shares, as appropriate. Assuming the accuracy of the representations and warranties set forth in Section 3(d) of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.

(h) No General Solicitation. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the 1933 Act) in connection with the offer or sale of the Securities.

(i) No Integrated Offering. None of the Company, any of its Affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause the offering of Securities hereunder to require approval of shareholders of the Company for purposes of any applicable shareholder approval provisions, including, under the rules and regulations of NASDAQ. None of the Company, any of its Affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

(j) Public Documents. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the 1933 Act or the 1934 Act or with NASDAQ and has timely issued all announcements required to be issued by NASDAQ (all of the foregoing filed or announced and all other documents filed with the SEC prior to the date of this Agreement and all exhibits included therein and financial statements, notes and schedules thereto and documents and incorporated by reference therein being hereinafter referred to as the “Public Documents”). As of their respective filing or issuance dates, the Public Documents complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder and the rules and regulations of NASDAQ, as applicable, to the respective Public Documents, and, other than as corrected or clarified in a subsequent Public Document, none of the Public Documents, at the time they were filed or issued, contained any untrue statement of a fact or omitted to state a fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC or its staff.

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(k) Financial Statements. As of their respective dates, the financial statements of the Company included in the Public Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The consolidated financial statements (including any related notes thereto) included or incorporated by reference in the Public Documents fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates indicated therein and the consolidated results of their operations for the periods specified therein, other than as corrected or clarified in a subsequent Public Document. Such financial statements were prepared in material conformity with GAAP applied on a consistent basis (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements).

(l) No Undisclosed Liabilities. Since December 31, 2012, the Company and its Subsidiaries do not have any liabilities or obligations required under GAAP to be set forth on a consolidated balance sheet (accrued, absolute, contingent or otherwise), other than (i) liabilities or obligations reflected on, reserved against, or disclosed in the Company’s balance sheet as of December 31, 2012 (excluding those discharged or paid in full prior to the date of this Agreement) (ii) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii) liabilities incurred since December 31, 2012 in the ordinary course of business consistent with past practices and any liabilities incurred pursuant to this Agreement. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act) that have not been so described in the Public Documents nor any obligations to enter into any such arrangements.

(m) Internal Controls and Procedures. The Company maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 and Rule 15d-15 under the 1934 Act. Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting for the fiscal year ended December 31, 2012 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2012. To the knowledge of the Company, there is no reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

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(n) No Material Adverse Effect. Since December 31, 2012, no event or circumstance has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(o) Contracts. Except as set forth in the Public Documents or the Disclosure Letter, neither the Company nor any of its Subsidiaries is party or subject to, or bound by:

(i) any Contract that would be required to be filed or furnished by the Company pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) any agreement, contract or commitment that the Company reasonably believes calls for prospective fixed and/or contingent payments to the Company or any of its Subsidiaries of more than US$1,000,000 in the aggregate under each such agreement, contract or commitment;

(iii) any contract, lease or agreement involving payments in excess of US$1,000,000 in the aggregate under each such contract, lease or agreement;

(iv) any contract, including any distribution agreements, containing covenants directly or explicitly limiting in any material respect the freedom of the Company and its Subsidiaries as a whole to compete in any line of business or with any Person or to offer any of its products or services;

(v) any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for the borrowing of money or pledging or granting a security interest in respect of an aggregate amount of US$100,000 or more;

(vi) any employment contracts, severance or other agreements with officers or directors, or any employment contracts, severance or other agreements that contain special compensation or golden parachute payment with employees, stockholders or consultants, of the Company or any of its Subsidiaries or Persons related to or affiliated with such Persons;

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(vii) Stock redemption or purchase agreements or other agreements affecting or relating to the capital stock of the Company or any of its Subsidiaries, including, without limitation, any agreement with any shareholder of the Company or any of its Subsidiaries which includes, without limitation, anti-dilution rights, voting arrangements or operating covenants;

(viii) any pension, profit sharing, retirement, stock option or stock ownership plans;

(ix) any royalty or dividend arrangement that involves the payment by the Company of more than $1,000,000 annually based on the revenues or profits of the Company or any of its Subsidiaries or based on the revenues or profits derived from any material contract;

(x) any material acquisition, merger, asset purchase or other similar agreement;

(xi) any sales agreement with any key customer of the Company (as mutually determined by the Purchaser and the Company);

(xii) any agreement under which the Company or any of its Subsidiaries has granted any Person registration rights for securities; or

(xiii) any agreement or series of agreements or contractual arrangements pursuant to which the Company controls any Affiliate (including any variable interest entity).

The Disclosure Letter contains a listing or description of all agreements, contracts or instruments, including all amendments thereto, to which the Company or its Subsidiaries are bound which meet the criteria set forth in this Section (such agreements, contracts or instruments, each a “Material Contract” and collectively the “Material Contracts”). Copies of the Material Contracts have been filed with the SEC or otherwise made available to Purchaser. To the best of the Company’s knowledge and belief, neither the Company nor any of its Subsidiaries has entered into any oral contracts which, if written, would qualify as a Material Contract. Each of the Material Contracts is valid and in full force and effect, is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting creditors’ rights generally and general principles of equity, and will continue to be so immediately after the Closing. Neither the Company nor any of its Subsidiaries has violated or breached, or committed any default under, any Material Contract in any material respect, and, to the Company’s knowledge, no other Person has violated or breached, or committed any default under any Material Contract, except for violations, breaches or defaults which would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect. To the best of the Company's knowledge and belief, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to: (A) result in a material violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract or (D) give any Person the right to cancel, terminate or modify any Material Contract, except, in each case, as would not have, or reasonably be expected to have, a Material Adverse Effect. It being understood and agreed that, solely when used in the phrase “to the best of the Company’s knowledge and belief,” the term “knowledge” refers to actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company without due inquiry.

(p) Litigation. There are no claims, suits, actions or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents or which could reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect.

(q) Compliance with Applicable Laws. The Company and each of its Subsidiaries have conducted their businesses in compliance with all applicable PRC, U.S. and other national, federal, provincial, state and other laws, regulations (including, without limitation, the U.S. Foreign Corrupt Practices Act, as amended, and PRC anti-bribery law) and applicable stock exchange requirements, except where the failure to be in compliance could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries have all permits, licenses, authorizations, orders and approvals (collectively, “Permits”) of, and have made all filings, applications and registrations with, any Governmental Entity that are required in order to carry on their business as presently conducted, except where the failure to have such Permits or the failure to make such filings, applications and registrations, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; and all such Permits are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such absence, suspension or cancellation, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

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(r) Tax Status. The Company and each of its Subsidiaries (i) has made or filed in a timely manner (within any applicable extension periods) and in the appropriate jurisdictions all foreign, federal and state income and all other tax returns, reports, information statements and other documentation (including any additional or supporting materials) required to be filed or maintained in connection with the calculation, determination, assessment or collection of any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties, governmental fees and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including, without limitation, taxes imposed on, or measured by, income, franchise, profits, gross income or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, stock transfer, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, environmental, transfer and gains taxes and customs duties (each a “Tax”), including all amended returns required as a result of examination adjustments made by any Governmental Entity responsible for the imposition of any Tax (collectively, the “Returns”), and such Returns are true, correct and complete in all material respects, (ii) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such Returns, except those being contested in good faith, not finally determined, and (iii) has set aside on its books provision reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such Returns apply. Neither the Company nor any of its Subsidiaries has received notice regarding unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction and the Company is not aware of any reasonable basis for such claim. No Returns filed by or on behalf of the Company or any of its Subsidiaries with respect to Taxes are currently being audited or examined. Neither the Company nor any of its Subsidiaries has received notice of any such audit or examination.

(s) Intellectual Property.

(i) For the purpose of this Section 4(s), “Intellectual Property” shall mean any and all rights in all of the following: (A) trademarks and service marks, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (B) inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including rights in password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and patent applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (C) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (D) copyrights in writings, designs software, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (E) database rights; (F) rights in Internet Web sites, domain names and applications and registrations pertaining thereto; (G) books and records pertaining to the foregoing; and (I) claims or causes of action arising out of past, present or future infringement or misappropriation of the foregoing.

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(ii) The Group owns or possesses adequate rights or licenses to use all Intellectual Property necessary to the conduct of their respective businesses as now conducted, and to the knowledge of the Company, such Intellectual Property represents all material intellectual property rights necessary to the conduct of their business as now conducted. There are no infringements or other violations of any Intellectual Property owned by the Company or any Group Company by any third party, except for such infringements and violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The conduct of the business of the Group as currently conducted does not infringe or otherwise violate any proprietary right or Intellectual Property of any third party, except for such infringements and other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. There is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary: (i) alleging any such infringement or other violation of any third party’s proprietary rights; or (ii) challenging the Company’s or any Subsidiary’s ownership or use of, or the validity or enforceability of any material Intellectual Property owned by the Group, excluding any office action or other form of preliminary or final refusal of registration in the ordinary course of business.

(iii) A complete and current list of material issued patents and applications thereof anywhere in the world that are owned by the Company or a Subsidiary (collectively, “Listed Intellectual Property”) and the owner of record, date of application or issuance and relevant jurisdiction as to each has been previously disclosed to the Purchaser, all Listed Intellectual Property is owned by the Company or a Group Company, free and clear of security interests or liens of any nature, all Listed Intellectual Property is subsisting and, to the Company’ knowledge, is valid and enforceable and all renewal fees and other maintenance fees that have fallen due on or prior to the effective date of this Agreement have been paid. To the Company’s knowledge, no material Listed Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, excluding any office action or other form of preliminary or final refusal of registration in the ordinary course of business. The consummation of the transactions contemplated under the Transaction Documents will not alter or impair any Intellectual Property that is owned by or used pursuant to a license by the Company or a Group Company.

(iv) Except as would not be material to the Group taken as whole, a complete list of all material agreements relating to Intellectual Property to which the Company or a Subsidiary is a party, subject or bound (the “Material Intellectual Property Contracts”) has been previously disclosed. Each Material Intellectual Property Contract: (i) is valid and binding on the Company or Group Company, as the case may be, and, to the knowledge of the Company, is in full force and effect subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting creditors’ rights generally and general principles of equity, (ii) upon consummation of the transactions contemplated hereby shall continue in full force and effect without penalty or other adverse consequence resulting from the transaction contemplated hereby, and (iii) neither the Company or a Group Company, nor, to the knowledge of the Company, a counterparty thereto, is in breach or default of any material contractual obligation under any of the Material Intellectual Property Contracts, except for violations, breaches or defaults which would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect.

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(v) The Company and its Subsidiaries have taken commercially reasonable measures to protect the secrecy, and confidentiality of all of their trade secrets and, to the knowledge of the Company, there has been no unauthorized disclosure of any material data or information which, but for any such unauthorized disclosure, the Company would consider to be a trade secret owned by the Company or any of its Subsidiaries.

(vi) Each employee in research and development function who in the regular course of his employment may create programs, modifications, enhancements or other inventions, improvements, discoveries, methods or works of authorship have signed an assignment or similar agreement with or otherwise have a binding legal obligation to the Company or the Subsidiary confirming the Company’s or the Subsidiary’s ownership or, in the alternate, transferring and assigning to the Company or the Subsidiary all right, title and interest in and to such programs, modifications, enhancements or other inventions including copyright and other intellectual property rights therein. To the knowledge of the Company, no employee of any Group Company is in material violation of any term of any patent or invention disclosure agreement or any patent or invention disclosure provisions in any employment agreement or other contract or agreement.

(vii) To the knowledge of the Company, the use of open source or public library software, including any version of any software licensed pursuant to any GNU or other public license, in the Company’s or any of its Subsidiary’s software, if any, as currently used does not materially adversely impact the Company’s or any of its Subsidiary’s ownership or use of, or the validity or enforceability or confidentiality of any material Intellectual Property (including rights in source code) owned or purported to be owned by the Company or any of its Subsidiaries.

(t) The Company controls its variable interest entities, AutoNavi Software Co., Ltd. and Beijing MapABC Technology Co., Ltd., through a series of contractual arrangements, and there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or material terms of such contractual arrangements.

(u) Transactions With Affiliates and Employees. None of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than (a) for payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) for other employee benefits, including stock option agreements under any stock option plan of the Company.

(v) Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Company or any Group Company.

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5.       AGREEMENTS OF THE PARTIES.

(a) Further Assurances. Each of the Purchaser and the Company shall use all commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated by this Agreement on a timely basis, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of such transactions, and will cooperate and consult with the other and use commercially reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all Governmental Entities, necessary or advisable to consummate the transactions contemplated by this Agreement. During the period from the date of this Agreement through the Closing Date, except as required by applicable law or with the prior written consent of the other party, neither party will take any action which, or fail to take any action the failure of which to be taken, would, or could reasonably be expected to (i) result in any of the representations and warranties set forth in Section 3 or 4 on the part of the party taking or failing to take such action being or becoming untrue in any respect, (ii) result in any conditions set forth in Sections 6 and 7 not to be satisfied, or (iii) result in any material violation of any provision of this Agreement. After the Closing Date, each party shall execute and deliver such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement such transactions or to evidence such events or matters.

(b) Expenses. Except as otherwise provided in this Agreement, each party shall bear and pay its own costs, fees and expenses incurred by it in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

(c) Lock-up.

(i) The Purchaser shall not directly or indirectly sell, transfer, pledge, encumber, assign, loan, or otherwise dispose of (any of the foregoing, a “Transfer”) any portion or interest of the Securities purchased hereunder or the Ordinary Shares issuable upon conversion of Series A Shares, without the prior written consent of the Company for a period of one year from the Closing Date (the “Lock-Up Period”), other than (A) to any Affiliate of the Purchaser, (B)  pursuant to a tender or exchange offer recommended by the Board, (C) pursuant to a merger, consolidation, business combination or similar extraordinary transaction of the Company, (D) any bona fide pledge arrangements entered into in connection with a secured lending transaction with a bank or financial institution that regularly engages in secured lending transactions as a lender, (E) to the Company or (F) pursuant to any other transaction approved by the Board (any transferee under items (A) through (F), a “Permitted Transferee”). Any purported sell, transfer, pledge, encumber, assign, loan, or disposal of the Securities in violation of the foregoing sentence without prior written consent of the Company shall be null and void.

(ii) From and after the end of the Lock-up Period, the Series A Shares may be Transferred without restrictions (subject to Section 5(d)(iii) below); provided, however, that upon Transfer by the Purchaser to any third party that is not an Affiliate of the Purchaser, the Series A Shares so Transferred shall automatically be converted into Ordinary Shares based on the then-applicable Conversion Price (as defined in the Certificate of Designations).

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(iii) The Purchaser shall not Transfer the Series A Shares, the Ordinary Shares issuable upon the conversion of the Series A Shares or the Purchaser Ordinary Shares to any Person that is a Competitor of the Company (as defined in the Shareholders’ Agreement) without the prior written consent of the Company in its sole discretion, except, in the case of the ADSs, in a genuine open market sale where the identity of the purchaser of the ADSs is not known to, and cannot reasonably be determined by, the Purchaser or its agent effecting such sale.

(iv) The restrictions set forth in this Section 5(c) shall terminate in connection with a Change of Control (as defined in the Certificate of Designations).

(d) Public Disclosure. Without limiting any other provision of this Agreement, the Company and Purchaser, to the extent permitted by applicable law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law, rules, regulations or any listing agreement with or requirement of NASDAQ or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law, rules, regulations or any listing agreement with or requirement of NASDAQ or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure.

(e) Repurchase Restrictions. Other than (i) in connection with the repurchase of unvested shares at cost following termination of a Company employee, advisor or consultant; and/or (ii) as specifically agreed in writing between the Purchaser and the Company, the Company shall not repurchase or redeem any outstanding equity securities of the Company, whether in a privately negotiated transaction, open market purchase, issuer self tender offer, accelerated share repurchase program or otherwise (collectively, “Company Repurchases”); provided that the Company may effect Company Repurchases at such prices and on such terms as the Company may determine from time to time for up to an aggregate of 2,500,000 ADSs without the prior written consent of the Purchaser.

(f) Compliance. The Company shall, and shall cause each Group Company to, comply in material respect with all applicable statutes, rules, regulations, ordinances, codes, orders, decrees, policies, protocols, and judicial, administrative or ministerial judgments, interpretation, notices or other requirements imposed by all relevant Governmental Entities in respect of the operation of its and their business as currently conducted and contemplated to be conducted, including without limitation, maintenance and compliance of all Permits required in connection with such businesses and shall use commercially reasonable efforts to ensure that its employees and agents to comply with all Permits.

(g) Exclusivity. During the period from the date of this Agreement and continuing until the earliest of the termination of this Agreement pursuant to Section 8(a) hereof or the Closing, the Company agrees not to initiate, solicit, encourage or engage in any discussion or negotiation of any type with, provide any information to, accept and proposal from, or enter into any letter of intent, purchase contract or any other similar agreement, or consummate any transaction, with any Persons or entities other than the Purchaser with respect to any equity or convertible debt instrument or other securities convertible into voting securities of any Group Company or with respect to any Specified Transaction (as defined in the Certificate of Designations).

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(h) Furnishing of Information. As long as the Purchaser owns the Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the 1934 Act. As long as the Purchaser owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for the Purchaser to sell the Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell the Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

(i) Listing of Securities. The Company shall take all action reasonably necessary to continue the listing and trading of its ADS on NASDAQ and shall comply with the Company’s reporting, filing and other obligations under the rules of NASDAQ.

(j) Reservation of Shares. The Company shall maintain a reserve from its duly authorized shares, sufficient Ordinary Shares to comply with its obligations to issue the shares upon the conversion of the Series A Shares.

(k) Business Plan and Budget. The Company shall deliver to Purchaser the Group’s annual business plan and budget for fiscal year 2013 at least ten (10) Business Days prior to the Closing.

(l) Financial Statement Information. At any time that Purchaser’s ownership exceeds 20% of the Company’s outstanding equity capital, then not later than sixty (60) days following each interim fiscal quarter, the Company will provide to the Purchaser copies of its financial statements (which shall be unaudited for each fiscal quarter) and access to relevant books and records of the Company Group and the Company’s management for purposes of preparation of a reconciliation to IFRS from US GAAP of material items of the quarterly consolidated financial statements of the Company, as well as reasonable assistance to Purchaser in connection with preparation of such reconciliation.  The financial statements will include the balance sheet, income statement, shareholders’ equity and cash flow statements, each prepared in accordance with U.S. GAAP and Regulation S-X, promulgated under the 1934 Act.

6.       CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Securities to the Purchaser at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing Date, of each of the following conditions:

(a) Execution of Transaction Documents. The Purchaser (and its Affiliates) shall have duly executed and delivered to the Company each of the Transaction Documents to which it is a party and other relevant documents reasonably requested by the Company.

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(b) Performance. The Purchaser shall have performed and complied in all material respects with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by it on or before the Closing.

(c) Representations and Warranties; Covenants. The representations and warranties of the Purchaser shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specified date); provided that each representation or warranty made by the Purchaser in this Agreement under Sections 3(a) and 3(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date); and the Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

7.       CONDITIONS TO THE PURCHASER’S OBLIGATION TO PURCHASE.

The obligation of the Purchaser hereunder to purchase the Securities at the Closing is subject to the satisfaction or waiver by the Purchaser, at or before the Closing Date, of each of the following conditions:

(a) Execution of Transaction Documents and Other Documents. The Company (and its Affiliates) shall have duly executed and delivered to the Purchaser each of the Transaction Documents to which it is a party and other relevant documents reasonably requested by the Purchaser.

(b) Representations and Warranties; Covenants. The representations and warranties of the Company (and its Affiliates) contained in the Transaction Documents shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specified date); provided that each representation or warranty made by any Group Company in this Agreement under Sections 4(a), (b), (c), (d), (g) and (v) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and the Company (and its Affiliates) shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company (and its Affiliates) at or prior to the Closing Date (including providing all deliverables required pursuant to Section 2(c)(ii)(B) hereof).

(c) Certificate of Designations. The Certificate of Designations shall have been duly adopted by the Board (which adoption shall have become effective as of the Closing with no alteration or amendment as of the Closing).

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(d) No Stop Order. No stop order suspending the qualification or exemption from qualification of the Securities in any jurisdiction shall have been issued and no proceeding for that purpose shall have been commenced or shall be pending or threatened.

(e) No Action. No proceeding challenging any Transaction Document or the transactions contemplated hereby and thereby, or seeking to prohibit, alter, prevent or delay the Closing, shall have been instituted or being pending before any court, arbitrator, governmental body, agency or official.

(f) Size of the Board. The Company shall have procured that the size of the Board (including the Purchaser Directors) be no more than nine (9) members as of the Closing.

(g) No Material Adverse Effect. From and after the date hereof, no event shall have occurred that would be reasonably likely to result in a Material Adverse Effect on the Group as a whole.

8.       TERMINATION.

(a) Subject to Section 8(b) below, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual agreement of the Company and the Purchaser;

(ii) by the Company or the Purchaser if any legislative body, court, administrative agency or commission or other governmental authority, instrumentality, agency or commission shall have enacted, issued, promulgated, enforced or entered any law or governmental regulation or order which has the effect of prohibiting the sale and issuance of the Securities; and

(iii) by the Purchaser if there has been a material breach of any representation or warranty by any Group Company under any Transaction Document or any material breach of any covenant or agreement by any Group Company under any Transaction Document that is not cured within 10 Business Days of its occurrence; provided, however, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8(a)(iii) if the Purchaser shall have materially breached or failed to perform any of its representation or warrant or covenant or agreement under any Transaction Document which breach or failure to perform would give rise to the failure of the condition set forth in Section 6.

(iv) by the Company if there has been a material breach of any representation or warranty by Purchaser or its Affiliate under any Transaction Document or any material breach of any covenant or agreement by the Purchaser or its Affiliate under any Transaction Document that is not cured within 10 Business Days of its occurrence; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8(a)(iv) if the Company shall have materially breached or failed to perform any of its representation or warrant or covenant or agreement under any Transaction Document which breach or failure to perform would give rise to the failure of the condition set forth in Section 7.

(b) In the event of termination of this Agreement as provided in Section 8(a) above, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the parties hereto and, as applicable, the officers, directors and shareholders of each party; provided that the provisions of Sections 4, 5(d), 8 and 9 hereof shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Section 8.

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9.       MISCELLANEOUS.

(a) Survival. Other than the representations and warranties set forth in Sections 4(a), 4(b), 4(c), 4(d), 4(g) and 4(v), which shall survive the Closing indefinitely, and the representations and warranties set forth in 4(r), which shall survive the Closing until the expiration of the applicable statute of limitation, the representations and warranties of the parties set forth in Section 3 and 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period that is the later of (i) 18 months after the Closing, or (ii) 20 Business Days following the filing with the SEC of the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, except as waived or released by the party entitled to enforce such representations and warranties. All of the covenants or other agreements of the parties contained in this Agreement shall survive the Closing until fully performed in accordance with their terms.

(b) Indemnification. In consideration of Purchaser's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Purchaser and its shareholders, partners, members, officers, directors, employees, agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by any Group Company in this Agreement and the Investor’s Right Agreement, (ii) any breach of any covenant, agreement or obligation of any Group Company contained in this Agreement and the Investor’s Right Agreement, (iii) any cause of action, suit or claim brought or made against such Indemnitee by a third party (excluding for these purposes any derivative actions brought on behalf of the Company) arising out of or as a result of any breach of any representation or warranty made by any Group Company or any breach of any covenant, agreement or obligation of any Group Company under the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

(c) Limitation to the Group’s Liability. Notwithstanding anything to the contrary in this Agreement:

(i) the Group shall have no liability to the Indemnitees under Section 9(b)(i) with respect to any representations and warranties under this Agreement above unless the aggregate amount of Indemnified Liabilities suffered or incurred by the Indemnitees thereunder exceeds US$1,000,000, in which case the Group shall be liable for all Indemnified Liabilities pursuant to Section 9(b)(i); provided that, the limitation to the Group’s liabilities under this Section 9(c)(i) shall not apply to any misrepresentation or breach of any representation or warranty made by any Group Company under Sections 4(a), 4(b), 4(c), 4(d), 4(g), 4(r) and 4(v) hereof; and

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(ii) the maximum aggregate liabilities of the Group in respect of Indemnified Liabilities pursuant to Section 9(b)(i) with respect to any representations and warranties under this Agreement shall be subject to a cap equal to the Aggregate Purchase Price; provided that, the cap under this Section 9(c)(ii) shall not apply to any misrepresentation or breach of any representation or warranty made by any Group Company under Sections 4(a), 4(b), 4(c), 4(d), 4(g), 4(r) and 4(v) hereof.

(iii) Notwithstanding any other provision contained herein and except in the case of fraud, intentional misrepresentation and/or willful misconduct, from and after the Closing, this Section 9(c) shall be the sole and exclusive remedy of any of the Indemnitees for any claims against the Group arising out of or resulting from the Transaction Documents and the transactions contemplated hereby; provided that the Indemnitee shall also be entitled to specifically enforce the terms and provisions of the Transaction Documents in any court of competent jurisdiction pursuant to Section 9(o) hereof.

(d) Governing Law; Arbitration. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule thereof. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be submitted to arbitration upon the request of any party with notice to the other party. The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect, which rules are deemed to be incorporated by reference into this Section 9(c). There shall be three (3) arbitrators. The complainant and the respondent to such dispute shall each select one arbitrator within 30 days after giving or receiving the demand for arbitration. The Chairman of the HKIAC shall select the third arbitrator, who shall be qualified to practice law in Hong Kong. If either party to the arbitration does not appoint an arbitrator who has consented to participate within 30 days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the HKIAC. The arbitration proceedings shall be conducted in English. Each party hereto shall cooperate with any party to the dispute in making full disclosure of and providing complete access to all information and documents requested by such party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on the party receiving the request. Each party irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration in Hong Kong and the HKIAC, and hereby submits to the exclusive jurisdiction of HKIAC in any such arbitration. The award of the arbitration tribunal shall be conclusive and binding upon the disputing parties, and any party to the dispute may apply to a court of competent jurisdiction for enforcement of such award. Any party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(e) Remedies and Waivers. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall: (i) affect that right, power or remedy; or (ii) operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise or any other right, power or remedy. Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

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(f) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. A facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(g) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(h) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(i) Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references to “$” mean the lawful currency of the U.S. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(j) Entire Agreement; Amendments. This Agreement (including all schedules and exhibits hereto), together with the other Transaction Documents constitute the entire agreement, and supersede all other prior oral or written agreements between the Purchaser, the Company, their Affiliates and Persons acting on their behalf with respect to the subject matter hereof and thereof. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Purchaser. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

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(k) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after deposit with an internationally recognized overnight courier service, or (iv) when sent by confirmed electronic mail if sent during normal business hours of the recipient, and if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

AutoNavi Holdings Limited
Address:	16/F, Section A, Focus Square
No. 6, Futong East Avenue, Wangjing
Chaoyang District, Beijing 100102
the People’s Republic of China
Telephone:
086 10 8410-7000
Email:
catherine.zhang@autonavi.com
Facsimile:
86 10 8410-7777
Attention:
Ms. Catherine Qin Zhang

with a copy (for informational purposes only) to:

Skadden, Arps, Slate, Meagher & Flom
Address:	42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Telephone:	(852) 3740-4700
Email:	Julie.gao@skadden.com
Attention:	Z. Julie Gao, Esq.

If to the Purchaser:

Ali ET Investment Holding Limited
Address:	26/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Telephone:	(852) 2215 5100
Email:	joe@hk.alibaba-inc.com / tim.steinert@hk.alibaba-inc.com
Facsimile:	(852) 2215 5200
Attention:	Mr. Joseph Tsai / Mr. Tim Steinert

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with a copy (for informational purposes only) to:

Sheppard Mullin Richter & Hampton LLP
Address:	26th Floor, Wheelock Square
1717 Nanjing Road West Jing An District
Shanghai 200040, China
Telephone:	+8621 2321 6000
Email:	dwilliams@sheppardmullin.com / jmercer@sheppardmullin.com
Facsimile:	+8621 2321 6001
Attention:	Don Williams, Esq. / Jamie Mercer, Esq.

(l) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

(m) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(n) Adjustment of Share Numbers. If there is a subdivision, split, stock dividend, combination, reclassification or similar event with respect to any of the shares of Company’s Ordinary Shares or Series A Shares referred to in this Agreement, then, in any such event, the numbers and types of shares of such Ordinary Shares or Series A Shares, as applicable, referred to in this Agreement shall be adjusted to the number and types of shares of such stock that a holder of such number of shares of such stock would own or be entitled to receive as a result of such event of such holder had held such number of shares immediately prior to the record date for, or effectiveness of, such event.

(o) Specific Performance. The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of the Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to the Transaction Documents shall be entitled to injunction to prevent breaches of the Transaction Documents and to enforce specifically the terms and provisions of the Transaction Documents.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Purchaser and the Company have caused its respective signature page to this Investment Agreement to be duly executed as of the date first written above.

AUTONAVI HOLDINGS LIMITED

By: /s/ Congwu Cheng
Name: Congwu Cheng
Title: Chief Executive Officer

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IN WITNESS WHEREOF, the Purchaser and the Company have caused their respective signature page to this Investment Agreement to be duly executed as of the date first written above.

PURCHASER:	ALI ET INVESTMENT HOLDING LIMITED By: /s/ Joseph C. Tsai Name: Joseph C. Tsai Title: Authorized Signatory

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Exhibit 3

INVESTOR’S RIGHTS AGREEMENT

dated as of May 16, 2013

by and among

AUTONAVI HOLDINGS LIMITED,

the FOUNDERS named herein,

the FOUNDER ENTITIES named herein,

and

ALI ET INVESTMENT HOLDING LIMITED

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION.	1

2.	BOARD REPRESENTATION.	5

3.	REGISTRATION RIGHTS.	7

4.	CHANGE OF CONTROL.	20

5.	PRE-EMPTIVE RIGHT.	21

6.	OPTIONAL REDEMPTION RIGHT.	23

7.	PROTECTIVE PROVISIONS.	24

8.	RIGHT OF FIRST REFUSAL.	25

9.	ASSIGNMENT AND AMENDMENT.	26

10.	GENERAL PROVISIONS.	26

INVESTOR’S RIGHTS AGREEMENT

THIS INVESTOR’S RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of May 16, 2013 by and among AutoNavi Holdings Limited, a Cayman Islands exempted limited liability company (the “Company”), each of the entities listed on Exhibit A hereto (collectively, the “Founder Entities” and each, a “Founder Entity”), each of the individuals listed on Exhibit B hereto (collectively, the “Founders” and each, a “Founder”), and Ali ET Investment Holding Limited, an exempted limited liability company organized under the laws of the Cayman Islands (the “Purchaser”). The Purchaser and the Founder Entities together are collectively referred to herein as the “Shareholders” and each individually as a “Shareholder.”

RECITALS

A. The Purchaser has agreed to purchase from the Company, and the Company has agreed to sell to the Purchaser certain Series A Shares and certain Ordinary Shares, on the terms and conditions set forth in the Investment Agreement; and

B. The Investment Agreement provides that the execution and delivery of this Agreement by the parties shall be a condition precedent to the consummation of the transactions contemplated under the Investment Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION.

1.1. In this Agreement, including the Exhibits hereto, certain definitions relating solely to the registration rights of the Purchaser are set forth in Section 3.2 of this Agreement. Unless defined therein or otherwise defined:

“Agreement” has the meaning set forth in the Preamble;

“Audit Committee” has the meaning set forth in Section 2.1(c);

“Blue Sky” or “Blue Sky laws” mean the laws or statutes of any state of the United States of America or any other jurisdiction regulating the sale of corporate securities within that state or jurisdiction;

“Board” means the Board of Directors of the Company;

“Capital Share” means each and every share, interest, right to purchase, warrant, option, participation or other equivalent of or interest in (however designated) a share issued by the Company;

“Certificate of Designations” means that certain Certificate of the Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Convertible Preferred Shares, par value US$0.0001, of AutoNavi Holdings Limited, adopted by Board resolution on May 9, 2013, as amended from time to time;

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“Change of Control” has the meaning set forth in Section 4.1;

“Change of Control Effective Date” has the meaning set forth in Section 6.1;

“Claim” means any demand, action, claim, suit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, at law or in equity), hearing, examination or investigation;

“Company” has the meaning set forth in the Preamble;

“Compensation Committee” has the meaning set forth in Section 2.1(d);

“Competitor” has the meaning set forth in Exhibit C attached hereto;

“Competitor Change of Control” has the meaning set forth in Section 4.2;

“Demand Registration Effectiveness Deadline” means the date that is one hundred and twenty (120) calendar days after the date on which the Company gives the Request Notice;

“Effective Date” means the date on which an applicable registration statement has become effective in accordance with the Securities Act;

“Effectiveness Deadline” means the Demand Registration Effectiveness Deadline and the Form F-3 Registration Effectiveness Deadline, as applicable;

“Effectiveness Failure” has the meaning set forth in Section 3.13;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor statute;

“Excluded Portions” has the meaning set forth in Section 2.1(c);

“Exempt Securities” has the meaning set forth in Section 5.1;

“Exercise Notice” has the meaning set forth in Section 8.1;

“Form F-3 Registration Effectiveness Deadline” means the date that is one hundred and twenty (120) calendar days after the date on which the Company gives written notice pursuant to Section 3.5(a) of this Agreement;

“Founder” or “Founders” has the meaning set forth in the Preamble;

“Founder Entity” or “Founder Entities” has the meaning set forth in the Preamble;

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“Indemnified Liabilities” has the meaning set forth in Section 10.4;

“Indemnitees” has the meaning set forth in Section 10.4;

“Initiating Holders” has the meaning set forth in Section 3.3(b);

“Investment Agreement” means that certain Investment Agreement dated as of May 10, 2013 by and between the Company and the Purchaser, and any amendment or successor agreement thereto;

“Issue Notice” has the meaning set forth in Section 5.1;

“Junior Shares” means the Ordinary Shares, and any other class or series of Capital Share now existing or hereafter authorized other than the Series A Shares.;

“Maintenance Failure” has the meaning set forth in Section 3.13;

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, including any Certificate of Designations with respect thereto;

“New Security” or “New Securities” has the meaning set forth in Section 5.1;

“Nominating and Corporate Governance Committee” has the meaning set forth in Section 2.1(e);

“Notice” has the meaning set forth in Section 2.1(c);

“Optional Redemption Right” has the meaning set forth in Section 6.1;

“Ordinary Shares” mean the ordinary shares, par value US$0.0001 per share, of the Company;

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company or governmental authority;

“PRC” means the People’s Republic of China, excluding the Special Administrative Regions of Hong Kong and Macau, and the islands of Taiwan, for the purpose of this Agreement only;

“Proposal Notice” has the meaning set forth in Section 8.1;

“Prospective Largest Shareholder” has the meaning set forth in Section 5.2(a);

“Purchaser” has the meaning set forth in the Preamble;

“Purchaser Director” or “Purchaser Directors” have the meanings set forth in Section 2.1(a);

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“Registrable Securities” has the meaning set forth in Section 3.2(b);

“Registration Delay Payments” has the meaning set forth in Section 3.13;

“Request Notice” has the meaning set forth in Section 3.3(a);

“SEC” or “Commission” means the U.S. Securities and Exchange Commission;

“Securities Act” means the U.S. Securities Act of 1933, as amended, including any successor statutes;

“Series A Shares” mean the Series A Convertible Preferred Shares, par value US$0.0001 per share, of the Company, having the powers, preferences, and rights, as specified in the Certificate of Designations;

“Shareholder” or “Shareholders” has the meaning set forth in the Preamble;

“Shares” mean any securities of the Company the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Ordinary Shares and Series A Shares, by whatever name called, now owned or subsequently acquired by a Shareholder, however acquired, whether through share splits, share dividends, reclassifications, recapitalizations, similar events or otherwise;

“Specified Transaction” has the meaning set forth in Section 8.2;

“Transaction Documents” mean this Agreement, the Investment Agreement, the Certificate of Designations, and each of the other agreements entered into by the parties hereto or their respective affiliates in connection with the transactions contemplated by the Investment Agreement.

“Transfer” has the meaning set forth in Section 4.3; and

“Violation” has the meaning set forth in Section 3.9(a).

1.2. For the purposes of this Agreement, to the extent applicable, reference to registration of securities under the Securities Act and the Exchange Act shall also be deemed to mean the equivalent registration in a jurisdiction other than the United States, it being understood and agreed that in each such case all references in this Agreement to the Securities Act, the Exchange Act and rules, forms of registration statements and registration of securities thereunder, U.S. law, and the SEC, shall be deemed to refer, to the equivalent statutes, rules, forms of registration statements, registration of securities and laws of and equivalent government authority in the applicable non-U.S. jurisdiction.

1.3. Other Defined Terms. All capitalized terms used in this Agreement but not defined herein shall have the same meanings as set forth in the Certificate of Designations.

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2.	BOARD REPRESENTATION.

2.1. Board Composition.

(a) Board Representation. For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of Series A Shares equal to at least seventy-five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like), the Company shall procure that, and each Shareholder and each Founder agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder and such Founder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at annual or extraordinary general meetings of shareholders, pursuant to written consent of the shareholders, or by actions by the Board , the Purchaser shall have the exclusive right to appoint and elect two (2) directors of the Board (the “Purchaser Directors,” and each, a “Purchaser Director”). The initial Purchaser Directors shall be Joseph C. Tsai and Yongming Wu.

For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of Series A Shares equal to at least fifty percent (50%) of the Series A Shares issued at the Closing, but less than seventy-five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like), the Company shall procure that, and each Shareholder and each Founder agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder and such Founder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at annual or extraordinary general meetings of shareholders, pursuant to written consent of the shareholders, or by actions by the Board, the Purchaser shall have the exclusive right to appoint and elect one (1) Purchaser Director to the Board.

(b) [Reserved].

(c) Audit Committee Observer. For so long as the Purchaser is entitled to designate at least one (1) Purchaser Director, the Company shall procure, in whatever manner as shall be necessary to ensure, that a Purchaser Director selected by the Purchaser is appointed to be a non-voting observer on the Audit Committee of the Board (the “Audit Committee”) and such non-voting observer shall be entitled to receive identical written notice (the “Notice”) as voting Audit Committee members of, and to attend, all Audit Committee meetings, and to receive all materials provided to voting members of the Audit Committee in connection therewith; provided, however, that the voting members of the Audit Committee may, by unanimous vote and acting in good faith for reasons determined to be necessary to ensure good corporate governance, exclude such non-voting observer from attending certain portions or all (the “Excluded Portions”) of a particular Audit Committee meeting or receiving materials provided to the voting members of the Audit Committee relating to the Excluded Portions of such meeting, regardless of whether such meeting is relating to the Purchaser or its Affiliates; provided further that, together with the Notice, the Purchaser shall receive a written confirmation that the basis for exclusion of the Excluded Portions is for good corporate governance reason.  For the avoidance of doubt, Purchaser’s non-voting observer shall still be entitled to receive Notice of any meeting of the Audit Committee with Excluded Portions (even if such observer is to be excluded from the entire meeting), but any provisions of the Notice specifically referring to Excluded Portions may be redacted.

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(d) Compensation Committee Observer. For so long as the Purchaser is entitled to designate at least one (1) Purchaser Director, the Company shall procure, in whatever manner as shall be necessary to ensure, that a Purchaser Director selected by the Purchaser is appointed to be a non-voting observer on the Compensation Committee of the Board (the “Compensation Committee”), and such non-voting observer shall be entitled to receive the Notice as voting Compensation Committee members of, and to attend, all Compensation Committee meetings, and to receive all materials provided to members of the Compensation Committee in connection therewith; provided, however, that the voting members of the Compensation Committee may, by unanimous vote and acting in good faith for reasons determined to be necessary to ensure good corporate governance, exclude such non-voting observer from attending the Excluded Portions of a particular Compensation Committee meeting or receiving materials provided to the voting members of the Compensation Committee relating to the Excluded Portions of such meeting, regardless of whether such meeting is relating to the Purchaser or its Affiliates; provided further that, together with the Notice, the Purchaser shall receive a written confirmation that the basis for exclusion of the Excluded Portions is for good corporate governance reasons.  For the avoidance of doubt, Purchaser’s non-voting observer shall still be entitled to receive Notice of any meeting of the Compensation Committee with Excluded Portions (even if such observer is to be excluded from the entire meeting), but any provisions of the Notice specifically referring to Excluded Portions may be redacted.

(e) Nominating and Corporate Governance Committee Observer. For so long as the Purchaser is entitled to designate at least one (1) Purchaser Director, the Company shall procure, in whatever manner as shall be necessary to ensure, that a Purchaser Director selected by the Purchaser is appointed to be a non-voting observer on the Nominating and Corporate Governance Committee of the Board (the “Nominating and Corporate Governance Committee”), and such non-voting observer shall be entitled to receive the Notice as voting Nominating and Corporate Governance Committee members of, and to attend, all Compensation Committee meetings, and to receive all materials provided to voting members of the Compensation Committee in connection therewith; provided, however, that the voting members of the Nominating and Corporate Governance Committee may, by unanimous vote and acting in good faith for reasons determined to be necessary to ensure good corporate governance, exclude such non-voting observer from attending the Excluded Portions of a particular Nominating and Corporate Governance Committee meeting or receiving materials provided to the voting members of the Nominating and Corporate Governance Committee relating to the Excluded Portions of such meeting, regardless of whether such meeting is relating to the Purchaser or its Affiliates; provided further that, together with the Notice, the Purchaser shall receive a written confirmation that the basis for exclusion of the Excluded Portions is for good corporate governance reasons.  For the avoidance of doubt, Purchaser’s non-voting observer shall still be entitled to receive Notice of any meeting of the Nominating and Corporate Governance Committee with Excluded Portions (even if such observer is to be excluded from the entire meeting), but any provisions of the Notice specifically referring to Excluded Portions may be redacted.

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2.2. Removal of Board Members. The Company shall procure that, and each Shareholder and each Founder agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder and such Founder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that (i) no director elected pursuant to Section 2.1 may be removed from office, unless (A) such removal is directed or approved by the Purchaser in writing, or (B) the Purchaser is no longer so entitled to designate or approve such director; and (ii) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 2.1 shall be filled pursuant to the provisions of Section 2.1. All Shareholders and Founders agree to execute any written consents required to perform the obligations of this Section 2, and the Company agrees, at the request of the Purchaser, to call an extraordinary general meeting of shareholders for the purpose of electing directors, if such written consent or meeting of the shareholders is required under applicable laws, stock exchange rules, or the Memorandum and Articles. No party, nor any Affiliate of any such party, shall have any liability as a result of voting for any designee to the Board in accordance with the provisions of this Agreement.

2.3. Size of the Board. For so long as the Purchaser is entitled to designate at least one (1) Purchaser Director, except with the express prior written consent of the Purchaser, the Company shall procure that, and each Shareholder and each Founder agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder and such Founder has voting control, from time to time and at all times, in whatever manner shall be necessary to ensure that, the size of the Board shall be no fewer than five (5) members and no more than nine (9) members.

2.4. Board Protection. The Company shall use commercially reasonable efforts to maintain at its own cost directors and officers (D&O) liability insurance with a carrier and in an amount satisfactory to the Board. In the event the Company merges with another entity and is not the surviving corporation, or transfers all of its assets, the Company shall use commercially reasonable efforts to procure that proper provisions shall be made so that successors of the Company assume the Company’s obligations with respect to indemnification of its current and former directors.

3.	REGISTRATION RIGHTS.

3.1. Applicability of Rights. The holders of Registrable Securities (as defined below) shall be entitled to the following rights with respect to any potential public offering of the Company’s Ordinary Shares in the United States and shall be entitled to reasonably analogous or equivalent rights with respect to any other offering of the Company’s securities in any other jurisdiction in which the Company undertakes to publicly offer or list such securities for trading on a recognized securities exchange.

3.2. Definition. For the purposes of this Section 3:

(a) Registration. The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement which is set in a form which complies with, and becomes effective in accordance with, the Securities Act.

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(b) Registrable Securities. The term “Registrable Securities” shall mean: (1) any Ordinary Shares of the Company issued or issuable pursuant to conversion of any shares of Series A Shares issued (x) under the Investment Agreement, and (y) pursuant to the Pre-emptive Rights as set forth in this Agreement, (2) any Ordinary Shares of the Company issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued) as a dividend or other distribution with respect to, or in exchange for or in replacement of, any shares described in clause (1) of this subsection (b), and (3) any other Ordinary Shares of the Company owned or hereafter acquired by the Purchaser. Notwithstanding the foregoing, “Registrable Securities” shall exclude any Registrable Securities sold by a person in a transaction in which rights under this Section 3 are not assigned in accordance with Section 9.1 of this Agreement, and any Registrable Securities which are sold in a registered public offering under the Securities Act or analogous statute of another jurisdiction, or sold pursuant to Rule 144 promulgated under the Securities Act or analogous rule of another jurisdiction.

(c) Registrable Securities then outstanding. The number of shares of “Registrable Securities then outstanding” shall mean the number of Ordinary Shares of the Company that (i) are Registrable Securities, and (ii) are then issued and outstanding, or issuable upon conversion of Series A Shares then issued and outstanding.

(d) Holder. The term “Holder” shall mean any person owning or having the rights to acquire Registrable Securities or any permitted assignee of record of such Registrable Securities to whom rights under this Section 3 have been duly assigned in accordance with Section 9.1 of this Agreement.

(e) Form F-3. The term “Form F-3” shall mean such respective form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC, which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(f) Registration Expenses. The term “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 3.3, 3.4 and 3.5 hereof, including all registration and filing fees, printing expenses, fees, and disbursements of counsel for the Company, reasonable fees and expenses of one (1) counsel for the selling Holders, Blue Sky compliance fees and expenses, and the expense of any special audits incidental to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company).

(g) Selling Expenses. The term “Selling Expenses” shall mean all underwriting discounts, selling commissions, ADS issuance fees payable to the depositary bank, fees payable to its service of process agent and share transfer taxes applicable to the sale of Registrable Securities pursuant to Sections 3.3, 3.4 and 3.5 hereof.

3.3. Demand Registration.

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(a) Request by Holders. If the Company shall, at any time, receive a written request from the Holders of at least 15% of the Registrable Securities then-outstanding that the Company file a registration statement under the Securities Act covering the registration of such Holders’ Registrable Securities pursuant to this Section 3.3 with an anticipated gross proceeds from the offering of such Registrable Securities in excess of US$10,000,000, then the Company shall, within ten (10) Business Days of the receipt of such written request, give written notice of such request (“Request Notice”) to all Holders, and use its best efforts to effect, as soon as practicable, and in any event, shall effect, no later than the Demand Registration Effectiveness Deadline, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered and included in such registration by written notice given by such Holders to the Company within twenty (20) days after receipt of the Request Notice, subject only to the limitations of this Section 3.3; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to this Section 3.3 or Section 3.5 hereof, or in which the Holders had an opportunity to participate pursuant to the provisions of Section 3.4, other than a registration from which the Registrable Securities of the Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration) pursuant to the provisions of Section 3.4(a).

(b) Underwriting. If the Holders initiating the registration request under this Section 3.3 (the “Initiating Holders”) intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 3.3, and the Company shall include such information in the Request Notice. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. The Company and Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in a customary form with the managing underwriter or underwriters selected for such underwriting by the Company and reasonably acceptable to the Holders of a majority of the Registrable Securities being registered.

(c) Cutbacks. Notwithstanding any other provision of this Section 3.3, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise, in writing, all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company or any Subsidiary of the Company. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

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(d) Maximum Number of Demand Registrations. The Company shall not be obligated to effect more than two (2) such demand registrations pursuant to this Section 3.3. A registration shall not be counted as “effected” for purposes of this Section 3.3 until such time as the applicable registration statement has become effective, unless the Initiating Holders withdraw their request for such registration, elect not to pay the applicable registration expenses therefor, and forfeit their rights with respect to one (1) demand registration pursuant to Section 3.6, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 3.3.

(e) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting registration pursuant to this Section 3.3, a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed at such time, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided further, that the Company shall not register any other of its shares during such ninety (90) day period. A demand right shall not be deemed to have been exercised until such deferred registration shall have been effected.

(f) Other Securities Laws in Demand Registration. In the event of any registration pursuant to this Section 3.3, the Company shall register and qualify the securities covered by the registration statement under the securities laws of any other jurisdictions outside of the United States or in Hong Kong or elsewhere as shall be appropriate for the distribution of the securities; provided, however, that (a) the Company shall not be required to do business or to file a general consent to service of process in any such state or jurisdiction, and (b) notwithstanding anything in this Agreement to the contrary, in the event any jurisdiction in which the securities shall be qualified imposes a non-waivable requirement that expenses incurred in connection with the qualification of the securities be borne by selling shareholders, the expenses shall be payable pro rata by the selling shareholders.

3.4. Piggyback Registrations.

(a) Procedure. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 3.3 or Section 3.5 of this Agreement or to any employee benefit plan or a corporate reorganization or other Rule 145 transaction, an offer and sale of debt securities, or a registration on any registration form that does not permit secondary sales), and shall, subject to Section 3.4(d), use best efforts to afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

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(b) Right to Withdraw. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3.4 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such registration shall be borne by the Company, in accordance with Section 3.6 hereof.

(c) Underwriting. If a registration statement under which the Company gives notice under this Section 3.4 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Section 3.4 shall be conditioned upon such Holder’s participation in such underwriting on the terms agreed upon between the Company and the underwriters selected by the Company, and upon the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting.

(d) Cutbacks. Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement, the Founders and holders of other securities of the Company on a pro rata basis based on the total number of shares then held by each such person; provided, however, that the number of shares of the Purchaser’s Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other Holders’ Registrable Securities are first entirely excluded from the underwriting and registration. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(e) Not Demand Registration. Registration pursuant to this Section 3.4 shall not be deemed to be a demand registration as described in Section 3.3 above. There shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 3.4.

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3.5. Form F-3 Registration. In case the Company shall receive from any Holder or Holders of Series A Shares (and/or Ordinary Shares issued or issuable upon conversion of the Series A Shares) a written request or requests that the Company effect a registration on Form F-3 (or an equivalent registration in a jurisdiction outside of the United States) and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, then the Company will:

(a) Notice. Promptly give written notice of the proposed registration and the Holder’s or Holders’ request therefor, and any related qualification or compliance, to all other Holders of Registrable Securities; and

(b) Registration. Use best efforts to effect, as soon as practicable, and in any event, shall effect, no later than the Form F-3 Registration Effectiveness Deadline, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice contemplated by Section 3.5(a); provided, however, that the Company shall not be obligated to effect any such registration, qualification, or compliance pursuant to this Section 3.5:

(1) if Form F-3 is not available for such offering by the Holders;

(2) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than US$2,000,000;

(3) if the Company shall furnish to the Holders a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such Form F-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement no more than once during any twelve (12) month period for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this Section 3.5; provided that the Company shall not register any of its other shares during such ninety (90) day period.

(4) if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration) pursuant to the provisions of Sections 3.3(c) and 3.4(d);

(5) if the Company has been requested to effect a registration on Form F-3 pursuant to this Section 3.5 more than twice in any twelve (12) month period; or

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(6) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification, or compliance.

(c) Not Demand Registration. Form F-3 registrations shall not be deemed to be demand registrations as described in Section 3.3 above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 3.5; provided that the Company shall not be required to file more than two (2) Form F-3 registration statements in any twelve (12) month period.

(d) Underwriting. If the Holders of Registrable Securities requesting registration under this Section 3.5 intend to distribute the Registrable Securities covered by their request by means of an underwriting, the provisions of Sections 3.3(b) and 3.3(c) shall apply to such registration.

3.6. Expenses. All Registration Expenses incurred in connection with any registration pursuant to Sections 3.3, 3.4 or 3.5 (but excluding Selling Expenses) shall be borne by the Company. Each Holder participating in a registration pursuant to Sections 3.3, 3.4 or 3.5 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all Selling Expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 3.3 or 3.5 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses), unless the Holders of a majority of the Registrable Securities then outstanding agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to Section 3.3 or one (1) Form F-3 registration pursuant to Section 3.5, as the case may be (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (1) such demand registration or one (1) such F-3 registration, as the case may be); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to Section 3.3 or an F-3 registration pursuant to Section 3.5, as the case may be.

3.7. Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

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(a) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to ninety (90) days or, in the case of Registrable Securities registered under Form F-3 in accordance with Rule 415 under the Securities Act or a successor rule, until the distribution contemplated in the registration statement has been completed, if earlier; provided, however, that (i) such ninety (90) day period shall be extended for a period of time equal to the period any Holder refrains from selling any securities included in such registration at the request of the underwriter(s), and (ii) in the case of any registration of Registrable Securities on Form F-3 which are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such ninety (90) day period shall be extended for up to an additional ninety (90) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold.

(b) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for up to one hundred twenty (120) days, or until the distribution described in such registration statement is completed, if earlier.

(c) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

(d) Blue Sky. To the extent applicable, use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

(e) Underwriting. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in the usual and customary form, with the managing underwriter(s) of such offering. Each Holder and other security holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(f) Exchange. Use commercially reasonable efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Ordinary Shares are then listed.

(g) Depositary. Maintain a depositary bank for all such Registrable Securities for so long as the Company remains a public company.

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(h) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of (i) the issuance of any stop order by the SEC in respect of such registration statement, or (ii) the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any Holder, prepare and furnish to the Holders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, such obligation to continue for one hundred and twenty (120) days or until the distribution described in such registration statement is completed, if earlier.

(i) Opinion and Comfort Letter. Use its best efforts to cause to be furnished, at the request of any Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and (ii) letters dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any.

(j) Inclusion of Holders’ Comments. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give reasonable consideration to the inclusion in such documents of any comments reasonably and timely made by any Holder or its legal counsel; participate in and make documents available for the reasonable and customary due diligence review of underwriters during normal business hours, on reasonable advance notice and without undue burden or hardship on the Company; provided that (i) any party receiving confidential materials shall execute a confidentiality agreement on customary terms if reasonably requested by the Company, and (ii) the Company may restrict access to competitively sensitive or legally privileged documents or information.

(k) Cooperation. Otherwise use commercially reasonable efforts to comply with the Securities Act, the Exchange Act, and any other applicable rules and regulations of the SEC and reasonably cooperate with the Holders in the disposition of their Registrable Securities in accordance with the terms of this Agreement.  Such cooperation shall include the endorsement and transfer of any certificates representing Registrable Shares (or a book-entry transfer to similar effect) transferred in accordance with this Agreement.

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3.8. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 3.3, 3.4 or 3.5 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as the Company may reasonably request, including without limitation such information as shall be required to timely effect the registration of their Registrable Securities. The Company shall have no obligation with respect to any registration requested pursuant to Section 3.3 or Section 3.5 of this Agreement if, as a result of the application of the preceding sentence, the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the anticipated aggregate offering price required to originally trigger the Company’s obligation to initiate such registration as specified in Section 3.3(a) or Section 3.5(b)(2), whichever is applicable.

3.9. Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 3.3, 3.4, or 3.5:

(a) By the Company. To the extent permitted by law, the Company shall indemnify and hold harmless (including, without limitation, the advancement of expenses, expenses related to the investigation of any Claim, and reasonable fees, expenses and disbursements of attorneys and other professionals, incurred prior to any assumption of the defense of such Claim by the Company) each Holder and its Affiliates, and each of their partners, officers, directors, legal counsel, any underwriter (as defined in the Securities Act) and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act and the officers, directors, employees, agents and employees of each such controlling person, against any losses, Claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act, or other U.S. federal or state law, insofar as such losses, Claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions, or violations (collectively, a “Violation”):

(i) any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or contained in any “issuer free writing prospectus” (as such term is defined in Rule 433 under the Securities Act) prepared by the Company or authorized by it in writing for use by such Holder or any amendment or supplement thereto;

(ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any Blue Sky laws, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any Blue Sky laws in connection with the offering covered by such registration statement.

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Upon the occurrence of a Violation, the Company shall reimburse each such Holder, its partner, officer, director, legal counsel, underwriter, or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, Claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 3.9(a) shall not apply to amounts paid in settlement of any such loss, Claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, Claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, or any partner, officer, director, legal counsel, underwriter, or controlling person of such Holder.

(b) By Selling Holders. To the extent permitted by law, each selling Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any legal counsel of the Company, and any other Holder selling securities under such registration statement or any of such other Holder’s partners, directors, officers, legal counsel or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, Claims, damages or liabilities (joint or several) to which the Company or any such director, officer, legal counsel, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other United States federal or state law, insofar as such losses, Claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, Claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 3.9(b) shall not apply to amounts paid in settlement of any such loss, Claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided, further, that in no event shall any indemnity under this Section 3.9(b) exceed the net proceeds received by such Holder in the registered offering out of which the applicable Violation arises, except in the case of willful fraud by such Holder.

(c) Notice. Promptly after receipt by an indemnified party under this Section 3.9 of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 3.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if (i) the indemnifying party has agreed in writing to pay such reasonable fees and expenses, (ii) the indemnifying party failed to promptly assume the defense of such proceeding and to employ counsel (in accordance with this Section 3.9(c)) reasonably satisfactory to such indemnified party in any such proceeding, or (iii) representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 3.9 to the extent the indemnifying party is prejudiced as a result thereof, but the omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party other than under this Section 3.9.

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(d) Contribution. In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any indemnified party makes a Claim for indemnification pursuant to this Section 3.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 3.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any indemnified party in circumstances for which indemnification is provided under this Section 3.9; then, and in each such case, the indemnified party and the indemnifying party will contribute to the aggregate losses, Claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that a Holder (together with its related persons) is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case: (A) no Holder will be required to contribute any amount in excess of the net proceeds to such Holder from the sale of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, except in the case of willful fraud by such Holder; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the provisions in this Section 3.9, the provisions in the underwriting agreement shall control.

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(e) Survival; Consents to Judgments and Settlements. The obligations of the Company and Holders under this Section 3.9 shall survive the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes. No indemnifying party, in the defense of any such Claim or litigation, shall, except with the prior written consent of each indemnified party, consent to entry of any judgment or enter into any settlement of any such pending proceeding, which (i) does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such Claim, proceeding, or litigation, and/or (ii) expressly includes or will result in any limitation or restriction upon any Holder’s exercise of all rights, privileges, and preferences applicable to it as a holder of Series A Shares (and/or Ordinary Shares issued or issuable pursuant to conversion of Series A Shares) and its rights under the Transaction Documents.

3.10. No Registration Rights to Third Parties. Without the prior written consent of the Purchaser, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, “piggyback” or Form F-3 registration rights described in this Section 3 or otherwise) relating to any securities of the Company which are senior to, or on a parity with, those granted to the Holders of Registrable Securities. The Purchaser shall have priority with respect to future registration rights granted by the Company in accordance with this Section 3.10 (including priority for inclusion with respect to underwriter cutbacks).

3.11. Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration or pursuant to a registration on Form F-3, after such time as a public market exists for the Ordinary Shares, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after ninety (90) days after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

(b) File with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c) So long as a Holder owns any Registrable Securities, to furnish to such Holder forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or its qualification as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form F-3.

3.12. Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 3.

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3.13. Termination of the Holder’s Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 3.3, 3.4 or 3.5 shall terminate when all of such Holder’s Registrable Securities can be sold without restriction or during a three (3) month period without registration under SEC Rule 144.

4.	CHANGE OF CONTROL.

4.1. Definition. “Change of Control” shall mean the occurrence of any of the following events (through one or a series of transactions):

(a) any Person becoming the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that the Person will be deemed to have “beneficial ownership” of all shares that the Person has the direct or indirect right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of fifty percent (50%) or more of the total voting power of the Ordinary Shares and/or other shares having the power to vote in the election of directors of the Company or any successor thereof, whether such ownership is acquired through merger, consolidation, amalgamation, tender or exchange offer, open market purchases, privately negotiated purchases, or otherwise;

(b) any Person directly or indirectly acquiring (in one or more transactions) all or substantially all of the assets of the Group (or any successor thereof);

(c) the merger, consolidation, or amalgamation of any Person with or into the Company (or any successor thereof) as a result of which the holders of the voting shares of the Company (or any successor thereof) immediately prior to such transaction own, directly or indirectly, less than a majority of the voting shares of the Company (or such successor) or the applicable surviving entity or any direct or indirect parent company thereof immediately after such transaction; and

(d) a replacement at one time or over any period of three years or less of more than one-half of the members of the Board which is not approved by a majority of those individuals who are members of the Board on the date of the Closing, including the affirmative consent of the Purchaser Directors (or by those individuals who are serving as members of the Board on any date whose nomination to the Board was approved by a majority of the members of the Board who are members on the date of the Closing, including the affirmative consent of the Purchaser Directors).

4.2. Company Restriction. For a period of one (1) year after the Closing and so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of Series A Shares equal to at least seventy-five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like) during such one (1) year period, the Company shall not effectuate, or by any action or omission, directly or indirectly, cause, permit, or facilitate, a Change of Control with or involving a Competitor (a “Competitor Change of Control”) without the express prior written consent of the Purchaser in its sole discretion. Any attempted Competitor Change of Control in contravention of this Section 4 shall be null and void ab initio.

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4.3. Shareholder Restriction. For a period of one (1) year after the Closing and so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of Series A Shares equal to at least seventy-five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like), during such one (1) year period, without the express prior written consent of the Purchaser in its sole discretion, each Founder and Founder Entity shall not, and each Founder shall cause and procure any shareholder of any entity whose name is set forth next to such Founder in Exhibit D (to the extent within such Founder’s control to do so) not to, (i) directly or indirectly, sell, assign, transfer, pledge, hypothecate, mortgage, encumber or otherwise dispose, through one or a series of transactions, any equity interest held, directly or indirectly, by such shareholder in such entity to any Person, (ii) directly or indirectly, sell, assign, transfer, pledge, hypothecate, mortgage, encumber or otherwise dispose, through one or a series of transactions, any equity interest in any Group Company held or controlled by him to any Person (any such action in clause (i) or (ii) collectively, a “Transfer”), or (iii) take any action to, or by omission, permit or facilitate any such Transfer, if any such Transfer(s) and related actions are reasonably likely to result in, whether individually or in conjunction with Transfers by and other actions of, other shareholders of the Company, a Competitor Change of Control of the Company, provided, however, that this Section 4.3 shall not apply to genuine open market sale (including block trade) where the identity of the purchaser of the equity securities is not known to, and cannot reasonably be determined by, such Founder or such entity or its agent effecting such sale.

5.	PRE-EMPTIVE RIGHT.

5.1. For so long as the Purchaser beneficially owns any Series A Shares, at any time the Company proposes to issue any shares of capital stock or transfer any shares of capital stock that have been repurchased from the open market and held under the Company’s brokerage account or otherwise held under the Company’s name, including the Ordinary Shares, or any securities convertible into or exercisable or exchangeable into shares of capital stock or other equity interests in the Company (the “New Securities”) other than: (i) pursuant to any present or future employee, director or consultant benefit plan or program of the Company that has been duly approved by the shareholders of the Company and the issuance of any Ordinary Shares issuable upon exercise of such equity awards under any such plan, (ii) the issuance of Ordinary Shares upon conversion of the Series A Shares or as a dividend or distribution on the Series A Shares, or (iii) the issuance of Ordinary Shares upon a stock split, stock dividend or any subdivision of the Ordinary Shares (subject to customary adjustment under the terms of the Series A Shares) (all New Securities identified in the foregoing clauses (i), (ii) and (iii), collectively, the “Exempt Securities”), the Company shall notify Purchaser in writing of such proposal (an “Issue Notice”). The Issue Notice shall specify the number and type of New Securities to be offered by the Company and the material terms of the proposed offer (including the proposed price (or range of prices) per New Security to be paid by the proposed third party purchaser(s) and other conditions), as well as which of the following pre-emptive rights are available to the Purchaser.

5.2. The Purchaser shall have the right to purchase, or to purchase through an Affiliate, a number of New Securities so as to enable the Purchaser to beneficially hold, after the issue of the New Securities which are the subject to the Issue Notice, either (in its sole discretion):

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(a) in the case of New Securities (including, for this purpose, Exempt Securities) that would result, after the issuance thereof, in an investor and its Affiliates (other than an underwriter that is placing on behalf of the Company the New Securities in a bona fide capital markets transaction) (collectively, the “Prospective Largest Shareholder”) beneficially owning more than the Purchaser (and its Affiliates) in the aggregate, one share more than the number of shares in the Company proposed to be beneficially owned by such Prospective Largest Shareholder, unless at least two-thirds (2/3) of the members of the Board acting in good faith resolve in writing that the implementation of this Section 5.2(a) is not in the best interests of the Company and its shareholders as a whole; provided that the right under this clause (a) may only be exercised if the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of the Series A Shares equal to at least fifty percent (50%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for stock splits, reverse stock splits, stock dividends, stock consolidation, recapitalization and the like); or

(b) a pro rata portion of the New Securities equal to the percentage of the issued share capital of the Company (on an as-converted, fully-diluted basis) then beneficially owned by the Purchaser (together with its Affiliates) prior to the issuance of the New Securities (for the avoidance of the doubt, the preemptive right as set forth in this Section 5.2(b) shall be exercisable by the Purchaser for so long as it beneficially owns any Series A Shares), in each case upon the same terms and conditions set forth in the Issue Notice, by giving written notice to the Company of the exercise of this right within fifteen (15) Business Days of Purchaser’s receipt of the Issue Notice. If such notice is not given by the Purchaser within such fifteen (15) Business Days thereof, the Purchaser shall be deemed to have elected not to exercise its rights under this Section 5.2 with respect to the issuance described in that specific Issue Notice (it being understood that if the Purchaser is not permitted to exercise its rights under Section 5.2(a) because the Board takes action to prohibit such exercise in the manner provided by Section 5.2(a), the Purchaser shall be entitled to exercise its rights under Section 5.2(b) for an additional ten (10) Business Days after receiving written notice of the Board’s action).

5.3. If the Purchaser (or its Affiliate) exercises its rights provided in this Section 5, the closing of the purchase of the New Securities with respect to which such right has been exercised shall take place within twenty (20) Business Days after the giving of notice of such exercise, which period of time shall be extended for a maximum of sixty (60) Business Days in order to comply with applicable laws and regulations (including receipt of any applicable regulatory or shareholder approvals). The Company and the Purchaser (or its Affiliate) exercising its rights under Section 5 will use commercially reasonable efforts to secure any regulatory or shareholder approvals or other consents, and to comply with any law or regulation necessary in connection with the offer, sale and purchase of, such New Securities.

5.4. In the event that Purchaser fails to exercise its right provided in this Section 5 within such fifteen (15) Business Day period, or in the event that the Purchaser fails to consummate its transaction within such twenty (20) Business Day period after its giving of notice of exercise or the sixty (60) Business Day extension thereof, the Company shall thereafter be entitled to issue and sell within ninety (90) Business Days the New Securities not elected to be purchased pursuant to this Section 5 by the Purchaser at a price no less than that offered to the Purchaser, and otherwise upon terms and conditions no more favorable to the third-party purchasers of such securities than were specified in the Issue Notice. In the event the Company has not issued and sold the New Securities within such ninety (90) Business Day period, the Company shall not thereafter offer, issue or sell such New Securities without first offering such securities to the Purchaser in the manner provided in this Section 5.

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5.5. In the case of the offering of New Securities for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board; provided, however, that such fair value as determined by the Board shall not exceed the aggregate market price of the securities being offered as of the date the Board authorizes the offering of such securities.

6.	OPTIONAL REDEMPTION RIGHT.

6.1. General. At any time prior to the first (1st) anniversary of the Closing, in the event of a Change of Control, each Holder of outstanding Series A Shares shall have the option, during the period beginning on the effective date of the Change of Control (the “Change of Control Effective Date”) and ending on the date that is twenty (20) Business Days after the Change of Control Effective Date, to require the Company to purchase, out of funds legally available therefor, any or all of its Series A Shares at a purchase price per share, payable in cash, equal to 120% of the then current Liquidation Preference Amount (the “Optional Redemption Right”).

6.2. Initial Change of Control Notice. On or before the twentieth (20th) Business Day prior to the date on which the Company anticipates consummating the Change of Control, a written notice shall be sent by or on behalf of the Company, in accordance with Section 10.4 to the Holders as they appear in the records of the Company. Such notice shall contain:

(a) the date on which the Change of Control is anticipated to be effected (or, if applicable, the date on which a Schedule TO or other schedule, form or report disclosing a Change of Control was filed);

(b) the date, which shall be twenty (20) Business Days after the anticipated Change of Control Effective Date, by which the Optional Redemption Right must be exercised; and

(c) a summary of the material terms of such Change of Control.

6.3. Final Change of Control Notice. On the Change of Control Effective Date, a final written notice shall be sent by or on behalf of the Company, in accordance with 10.4to the Holders as they appear in the records of the Company. Such notice shall contain:

(a) the date, which shall be no less than twenty (20) Business Days after the Change of Control Effective Date, by which the Optional Redemption Right must be exercised;

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(b) the amount of cash payable per share of Series A Shares and the purchase date for such shares, which shall be no less than ten (10) and no greater than twenty (20) Business Days from the date by which the Optional Redemption Right must be exercised; and

(c) the instructions a Holder must follow to exercise its Optional Redemption Right in connection with such Change of Control.

6.4. Optional Redemption Procedure. To exercise the Optional Redemption Right, a Holder must, no later than 5:00 p.m., Beijing time, on the date by which such right must be exercised, deliver written notice to the Company indicating that it is exercising its Optional Redemption Right and the details of the account to which the purchase price for the redemption shall be wired. Upon exercise of the Optional Redemption Right by a Holder, the Company shall, within five (5) Business Days, deliver or cause to be delivered to the Holder by wire transfer the purchase price payable upon the purchase by the Company of such Holder’s Series A Shares. Upon receipt of the wire initiation confirmation from the Company pursuant to the foregoing, the Holder shall surrender to the Company the certificates representing the redeemed Series A Shares and a duly executed instrument of transfer transferring the redeemed Series A Shares to the Company.

6.5. Unsold Shares Remain Outstanding. If a Holder does not elect to exercise the Optional Redemption Right pursuant to this Section 6 with respect to all of its Series A Shares, the Series A Shares held by it and not surrendered for settlement will remain outstanding until otherwise subsequently converted, redeemed, reclassified or canceled.

6.6. Partial Exercise of Optional Redemption Right. In the event that the Optional Redemption Right is exercised with respect to Series A Shares representing less than all the Series A Shares held by a Holder, upon exercising such Optional Redemption Right the Company shall execute and deliver to such Holder, at the expense of the Company, a certificate evidencing the Series A Shares held by the Holder as to which the Optional Redemption Right was not exercised, together with an updated, certified register of members evidencing the same.

6.7. Definition of Holder. Solely for the purposes of this Section 6, “Holder” shall have the meaning ascribed to it in the Certificate of Designations.

7.	PROTECTIVE PROVISIONS.

7.1. For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of Series A Shares equal to at least fifty percent (50%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for stock splits, reverse stock splits, stock dividends, stock consolidations, recapitalizations and the like), in addition to any other vote or consent of the Company’s shareholders required by law or by the Memorandum and Articles, the Company shall not, and shall cause each of its controlled Subsidiaries and Beijing Golden Tom Information Technology Co., Ltd. not to, as applicable, without the affirmative vote or written consent of the Purchaser who is the record holder of the Series A Shares at such time (which consent, except as expressly provided below, may be given or withheld, or made subject to such conditions as are determined by the Purchaser, in its sole discretion):

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(a) amend, alter or repeal the Memorandum and Articles or any provision thereof, including the Certificate of Designations or any other instrument establishing or designating the Series A Shares, or otherwise amend the terms of the Series A Shares;

(b) authorize, designate or issue any other security convertible into or exercisable for any equity security having rights, privileges or preferences senior to or on parity with the Series A Shares;

(c) declare or pay any dividend on, or make any distributions relating to, any Junior Shares (including pursuant to clause (d) of this Section 7.1) or redeem, purchase or acquire for value any (x) Junior Shares, or (y) any options, warrants or other rights to acquire such Junior Shares, other than purchases, redemptions or other acquisitions of such Junior Shares in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants and other than as permitted under Section 5(e) of the Investment Agreement;

(d) distribute (by way of dividend, share distribution, exchange, redemption, recapitalization or similar transaction) securities of any entity holding a significant portion of the assets and business of any member of the Group, including by way of spin-off, split-off or other distribution transaction;

(e) enter into, or permit any Subsidiary to enter into, any agreement, or any modification or amendment to an existing agreement, which, in the absence of a default under such agreement, would by its terms prevent the Company from fully performing its obligations with respect to the Series A Shares;

(f) incur any material indebtedness, except as permitted under the terms of any credit facility then in place, renewing existing credit facilities in similar terms, or as provided in the Group’s annual business plan;or

(g) agree or undertake to do any of the foregoing.

8.	RIGHT OF FIRST REFUSAL.

8.1. General. For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of the Series A Shares equal to at least seventy-five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for stock splits, reverse stock splits, stock dividends, stock consolidation, recapitalization and the like), in the event that any Material Group Company receives a proposal, or that the Board authorizes the Company to initiate or pursue a proposal (or the Company otherwise undertakes in writing to pursue the same), which could reasonably be expected to lead to a Specified Transaction (as defined below), the Company shall, within two (2) Business Days, provide the Purchaser with a written notice of the proposal and a summary of the material terms (including the name of counterparty and any controlling Person thereof) of the proposal (the “Proposal Notice”). The Purchaser shall have a right of first refusal, exercisable by written notice to the Company (the “Exercise Notice”) within twenty (20) Business Days of receiving the Proposal Notice, to use its reasonable best efforts to consummate the Specified Transaction as soon as practicable after delivery of the Exercise Notice at substantially the same terms, prices and conditions as set forth in the Proposal Notice. If the Purchaser does not elect to exercise its right of first refusal within such twenty (20) Business Day period, or if the Purchaser fails to consummate the transaction using its reasonable best efforts after delivery of the Exercise Notice, the Company may proceed with the Specified Transaction upon terms and conditions no more favorable to the counter parties in the Specified Transaction than those specified in the Proposal Notice, subject to necessary Board and shareholder approval.

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8.2. Definition. For purposes of this Section 8, “Specified Transaction” means a transaction or a series of transactions that (i) sell, transfer, lease, or license material technology of, or otherwise dispose of, any Material Group Company, or substantially all of the assets, including without limitation, intellectual property assets of any Material Group Company, to one or more Persons that are not a Group Company; (ii) merge, amalgamate, or consolidate any Material Group Company with any other Person or entity; (iii) effect a statutory exchange of securities of the Company with another Person or entity; or (iv) effect a Change of Control.

9.	ASSIGNMENT AND AMENDMENT.

9.1. Assignment of Registration Rights. Notwithstanding anything herein to the contrary, the registration rights of any Holder under Section 3 may be assigned to any person acquiring Registrable Securities, in part or in whole; provided that, in each case such assignee is not a Competitor and the Registrable Securities being transferred include shares representing at least two percent (2%) of the then-current capitalization of the Company on an as-converted, fully diluted basis or represent all of the Registrable Securities held by each of the transferring Holders; provided, however, that in any case no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement and such assignee agrees in writing to be bound by all the terms and conditions of this Agreement.

9.2. Amendment of Rights. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by all the parties hereto. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (i) as to the Company, only by the Company; (ii) as to the Purchaser or its assigns, by the Purchaser and its assigns; (iii) as to each Founder Entity, by such Founder Entity and its assigns; and (iv) as to each Founder, by such Founder. Any amendment or waiver effected in accordance with this Section 9.2 shall be binding upon the Company, the Purchaser, the Founder Entities, the Founders, and their respective assigns.

10.	GENERAL PROVISIONS.

10.1. Publicity. Subject to specific disclosures required by applicable securities laws (which disclosures shall be made in accordance with Section 5(d) of the Investment Agreement), without the prior written consent of the Purchaser, each of the Group Companies and each Shareholder (other than the Purchaser) shall not, and each foregoing Person shall cause any of its Affiliates to not, (i) use in advertising, publicity, announcements, or otherwise, the name of the Purchaser or any Affiliate of the Purchaser, either alone or in combination of, including, without limitation, “Ali (阿里),” “Alibaba (阿里巴巴),” “Alipay (支付宝),” “Taobao (淘宝),” “Tao (淘),” “Tmall (天猫),” “eTao (一淘),” “Juhuasuan (聚划算),” “Aliyun / Alibaba Cloud (阿里云),” “Yahoo China (中国雅虎),” or any company name, trade name, trademark, service mark, domain name, device, design, symbol or any abbreviation, contraction or simulation thereof owned or used by the Purchaser or any of its Affiliates, or (ii) represent, directly or indirectly, that any product or services provided by any Group Company has been approved or endorsed by the Purchaser or any of its Affiliates.  The rights and obligations of each Group Company and each Shareholder under this Section 10.1 shall survive the termination of this Agreement.

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10.2. Compliance. The Company, each Shareholder (other than the Purchaser), and each Founder shall, and shall cause each Group Company to, comply with all applicable statutes, rules, regulations, ordinances, codes, orders, decrees, policies, protocols, and judicial, administrative or ministerial judgments, interpretation, notices or other requirements imposed by all relevant Governmental Entities (as defined in the Investment Agreement) in respect of the operation of its and their business as currently conducted and contemplated to be conducted, except where the failure to be in compliance could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Investment Agreement), including maintenance and compliance of all Permits (as defined in the Investment Agreement) required in connection with such businesses and shall use commercially reasonable efforts to ensure that its employees and agents comply with all Permits, except where the failure to obtain, maintain or comply with such Permits, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect

10.3. Termination. Unless expressly provided otherwise in the relevant Section, in addition to the other termination provisions in this Agreement, this Agreement shall terminate, and have no further force and effect, when the Company shall consummate a transaction or series of transactions deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company’s Memorandum and Articles, as such Memorandum and Articles may be amended from time to time, or if the Purchaser or its affiliates no longer hold any Series A shares and/or Ordinary Shares issued upon conversion of the Series A Shares.

10.4. Notices. Except as may be otherwise provided herein, any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after deposit with an internationally recognized overnight courier service; or (iv) when sent by confirmed electronic mail if sent during normal business hours of the recipient, or if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

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If to the Company:

AutoNavi Holdings Limited
Address:	16/F, Section A, Focus Square
No. 6, Futong East Avenue, Wangjing
Chaoyang District, Beijing 100102
People’s Republic of China
Telephone:	86 10 8410-7000
Email:	Catherine.zhang@autonavi.com
Facsimile:	86-10-8410-7777
Attention:	Ms. Catherine Qin Zhang

with a copy (for informational purposes only) to:

Skadden, Arps, Slate, Meagher & Flom
Address:	42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Telephone:	(852) 3740-4700
Email:	Julie.gao@skadden.com
Attention:	Z. Julie Gao, Esq.

If to the Purchaser:

Ali ET Investment Holding Limited
Address:	26/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Telephone:	(852) 2215 5100
Email:	joe@hk.alibaba-inc.com / tim.steinert@hk.alibaba-inc.com
Facsimile:	(852) 2215 5200
Attention:	Mr. Joseph Tsai / Mr. Tim Steinert

with a copy (for informational purposes only) to:

Sheppard Mullin Richter & Hampton LLP
Address:	26th Floor, Wheelock Square
1717 Nanjing Road West Jing An District
Shanghai 200040, China
Telephone:	+8621 2321 6000
Email:	dwilliams@sheppardmullin.com / jmercer@sheppardmullin.com
Facsimile:	+8621 2321 6001
Attention:	Don Williams, Esq. / Jamie Mercer, Esq.

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A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 10.4 by giving the other party written notice of the new address in the manner set forth above.

10.5. Entire Agreement. This Agreement and the other Transaction Documents, together with all the exhibits hereto and thereto, constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

10.6. Governing Law; Dispute Resolution. This Agreement shall be governed in all respects by the laws of the State of New York, without regard to principles of conflict of laws thereunder. The dispute resolution mechanism as set forth in Section 9(d) of the Investment Agreement shall be incorporated by reference herein as if written in their entirety herein.

10.7. Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the parties’ intent in entering into this Agreement.

10.8. Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

10.9. Successors and Assigns.  Subject to the provisions of Section 9.1, the provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that the Purchaser may assign any of its rights, interests, or obligations hereunder to an Affiliate of the Purchaser without the prior written consent of the other parties in its sole discretion.

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10.10. Interpretation; Captions. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a Person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

10.11. Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. A facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

10.12. Adjustments for Share Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Series A Shares or Ordinary Shares of the Company, then, upon the occurrence of any subdivision, combination or share dividend of the Series A Shares or Ordinary Shares, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of shares by such subdivision, combination or share dividend.

10.13. Aggregation of Shares. All Series A Shares or Ordinary Shares held or acquired by the Purchaser and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any Purchaser rights under this Agreement.

10.14. Investor’s Rights Agreement to Control. If, and to the extent that, there are inconsistencies between the provisions of this Agreement and those of the Memorandum and Articles, the terms of this Agreement shall control to the extent permissible under any applicable law. The parties agree to take all actions necessary or advisable, as promptly as practicable after the discovery of such inconsistency, to amend the Memorandum and Articles so as to eliminate such inconsistency to the extent permissible under any applicable law.

10.15. Specific Performance. The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

COMPANY:	autonavi holdings limited By: /s/ Congwu Cheng Name: Congwu Cheng Title: Chief Executive Officer

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

FOUNDER ENTITY:	double88 capital limited By: /s/ Congwu Cheng Name: Congwu Cheng Title: Director
FOUNDER ENTITY:	progress asia holdings limited By: /s/ Derong Jiang Name: Derong Jiang Title: Director

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

FOUNDERS:	cheng congwu (成从武)

/s/ Cheng Congwu

jiang derong (姜德荣)

/s/ Jiang Derong

tang xiyong (唐希勇)

/s/ Tang Xiyong

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

PURCHASER:	Ali et investment holding limited By: /s/ Joseph C. Tsai Name: Joseph C. Tsai Title: Authorized Signatory

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Exhibit 4

CERTIFICATE OF THE DESIGNATIONS, PREFERENCES AND RELATIVE

PARTICIPATING, OPTIONAL AND OTHER SPECIAL RIGHTS AND QUALIFICATIONS,

LIMITATIONS OR RESTRICTIONS OF

SERIES A CONVERTIBLE PREFERRED SHARES,

PAR VALUE US$0.0001, OF

AUTONAVI HOLDINGS LIMITED

AUTONAVI HOLDINGS LIMITED (the “Company”), a company limited by shares organized and existing under the Companies Law (2009 Revision) of the Cayman Islands (the “Companies Law”), DOES HEREBY CERTIFY:

That, pursuant to the authority conferred upon the Board of Directors (the “Board”) of AUTONAVI HOLDINGS LIMITED by Article SEVENTH of the Amended and Restated Articles of Association of the Company (the “Articles”), the Board, on May 10, 2013, adopted the following resolution designating a new series of preferred shares as Series A Preferred Shares:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of Article SEVENTH of the Articles, a series of preferred shares of the Company is hereby authorized, and the designation and number of shares thereof, and the preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, shall be as follows:

SECTION 1       Designation and Number of Shares. The shares of such series shall be designated as “Series A Convertible Preferred Shares” (the “Series A Shares”). The number of authorized shares constituting the Series A Shares shall be 50,409,444. That number from time to time may be decreased (but not below the number of Series A Shares then outstanding) by further resolution duly adopted by the Board, or any duly authorized committee thereof, and, if applicable, by the filing of a certificate pursuant to the provisions of the Companies Law stating that such reduction has been so authorized. The Company shall not have the authority to issue fractional shares of Series A Shares.

SECTION 2       Definitions. As used herein with respect to Series A Shares:

“Affiliate” means any “affiliate” within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended.

“Articles” has the meaning set forth in the recitals above.

“Audit Committee” has the meaning set forth in SECTION 9(c).

“Board” has the meaning set forth in the recitals above.

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“Business Day” means any weekday that is not a day on which banking institutions in the Cayman Islands, the Hong Kong Special Administrative Region, New York or the PRC are authorized or required by law, regulation or executive order to be closed.

“Capital Share” means each and every share, interest, right to purchase, warrant, option, participation or other equivalent of or interest in (however designated) a share issued by the Company.

“Certificate of Designations” means this Certificate of the Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Convertible Preferred Shares, par value US$0.0001, of AutoNavi Holdings Limited, as amended from time to time.

“Change of Control” means:

(i) any Person becoming the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, except that the Person will be deemed to have “beneficial ownership” of all shares that the Person has the direct or indirect right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of fifty percent (50%) or more of the total voting power of the Ordinary Shares and/or other shares having the power to vote in the election of directors of the Company (or any successor thereof), whether such ownership is acquired through merger, consolidation, amalgamation, tender or exchange offer, open market purchases, privately negotiated purchases, or otherwise;

(ii) any Person directly or indirectly acquiring (in one or more transactions) all or substantially all of the assets of the Group (or any successor thereof);

(iii) the merger, consolidation, or amalgamation of any Person with or into the Company (or any successor thereof) as a result of which the holders of the voting shares of the Company (or any successor thereof) immediately prior to such transaction own, directly or indirectly, less than a majority of the voting shares of the Company or the applicable surviving entity or any direct or indirect parent company thereof immediately after such transaction; or

(iv) a replacement at one time or over any period of three years or less of more than one-half of the members of the Board which is not approved by a majority of those individuals who are members of the Board on the date of the Closing, including the affirmative consent of the Purchaser Directors (or by those individuals who are serving as members of the Board on any date whose nomination to the Board was approved by a majority of the members of the Board who are members on the date of the Closing, including the affirmative consent of the Purchaser Directors).

“Change of Control Effective Date” has the meaning set forth in Section 7(a).

“Closing” shall have the meaning ascribed to such term in the Investment Agreement.

“Company” has the meaning set forth in the recitals above.

“Companies Law” has the meaning set forth in the recitals above.

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“Compensation Committee” has the meaning set forth in SECTION 9(d).

“Dividend Rights” has the meaning set forth in Section 3.

“Excluded Portions” has the meaning set forth in SECTION 9(c).

“Exempt Securities” has the meaning set forth in Section 10(a).

“Exercise Notice” has the meaning set forth in Section 11.

“Founder” has the meaning set forth in the Investor’s Rights Agreement.

“Group Company” means each of the Company and its direct and indirect Subsidiaries and “Group” refers to all of the Group Companies collectively.

“Holder” means a Person in whose name the Series A Shares are registered, which Person may be treated by the Company as the absolute owner of Series A Shares for the purpose of making payment and settling conversions and for all other purposes.

“Initial Purchaser Director” has the meaning set forth in Section 9(a).

“Investment Agreement” means that certain agreement by and between the Company and the Purchaser dated as of May 10, 2013, with respect to the purchase and sale of the Series A Shares, as amended from time to time in accordance with the terms thereof.

“Investor’s Rights Agreement” means the Investor’s Rights Agreement, dated May 10, 2013, by and among the Company, the Purchaser and the other parties thereto, as amended from time to time.

“Issue Date” means, with respect to any Series A Shares, the date of initial issuance of such Series A Shares.

“Issue Notice” has the meaning set forth in Section 10(a).

“Junior Shares” means the Ordinary Shares, and any other class or series of Capital Share now existing or hereafter authorized other than the Series A Shares.

“Liquidation Event” means (i) the voluntary or involuntary liquidation, dissolution or winding up of the affairs of any Material Group Company; or (ii) a Change in Control of any Material Group Company; provided that, a Change of Control of any Material Group Company that occurs on or after the first anniversary of the Closing shall not be deemed to be a Liquidation Event.

“Liquidation Preference Amount” has the meaning set forth in Section 4(a).

“Material Group Company” means the Company and (i) any Group Company that is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the U.S. Securities Act of 1933, as amended, (ii) a Group Company identified on Schedule I hereto, and/or (iii) any Group Company that holds material Permit(s) (including, without limitation, value-added telecommunication services license) legally required or necessary (as reasonably determined by the Purchaser upon consultation with counsel) to conduct any portion of the Group’s business. For the avoidance of doubt, Beijing Yadao Media & Culture Development Co., Ltd., which is currently in the process of being dissolved, shall not be considered as a Material Group Company.

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“Memorandum” means the Amended and Restated Memorandum of Association of the Company, as amended.

“New Securities” has the meaning set forth in Section 10(a).

“Nominating and Corporate Governance Committee” has the meaning set forth in SECTION 9(e).

“Notice” has the meaning set forth in SECTION 9(c).

“Optional Redemption Right” has the meaning set forth in Section 7(a).

“Ordinary Shares” means the ordinary shares of the Company, par value US$0.0001 per share.

“Permits” means all permits, licenses, authorizations, orders and approvals of any Group Companies.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-share company, limited liability company, trust or other entity.

“PRC” means the People’s Republic of China, but solely for the purposes hereof excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region and the islands of Taiwan.

“Proposal Notice” has the meaning set forth in Section 11.

“Prospective Largest Shareholder” has the meaning set forth in Section 10(b)(i).

“Purchaser” means Ali ET Investment Holding Limited, an exempted company organized under the laws of the Cayman Islands.

“Purchaser Director” has the meaning set forth in SECTION 9(a).

“Section” means a section of this Certificate of Designations.

“Series A Conversion Price” has the meaning set forth in Section 5(b).

“Series A Conversion Rate” has the meaning set forth in Section 5(b).

“Series A Shares” has the meaning set forth in Section 1.

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“Series A Investment Price” means US$3.75 per Series A Share, as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like.

“Shareholder” has the meaning set forth in the Investor’s Rights Agreement.

“Specified Transaction” has the meaning set forth in Section 11.

“Subsequent Purchaser Director” has the meaning set forth in Section 9(b).

“Subsidiary” means each entity (including any variable interest entity) that is or will become a direct or indirect subsidiary (whether wholly or partially owned) or controlled Affiliate of the Company.

“U.S.” shall mean the United States of America.

SECTION 3       Dividends. Holders shall be entitled to receive, if, as and when declared by the Board, or any duly authorized committee thereof, but only out of assets legally available therefor, dividends, whether in cash, in property, in any options, convertible securities or rights to purchase stock, warrants, securities or in other property (the “Dividend Rights”), on the same basis as holders of Junior Shares, including Ordinary Shares, as if the Series A Shares have been converted to Junior Shares (as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidation, recapitalization and the like) immediately before the date on which a record is taken to determine holders of Junior Shares for the grant of the Dividend Rights, pari passu with holders of Junior Shares. The Company will not, and will cause its Subsidiaries not to, declare or pay any Dividend Rights on, or make any distributions relating to Junior Shares or redeem, purchase, acquire (either directly or through any Subsidiary) or make a liquidation payment relating to any Junior Shares unless the holders of Series A Shares shall acquire (on an as-converted basis) such Dividend Rights or payment on the same basis as and pari passu with holders of Junior Shares.

SECTION 4       Liquidation Rights.

(a) Liquidation. In the event of any Liquidation Event, Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Shares, to receive in full a liquidating distribution in the amount per Series A Share equal to the sum of (i) the Series A Investment Price, (ii) all accrued but unpaid dividends thereon, and (iii) an amount per annum equal to fifteen percent (15%) of the sum of (i) and (ii) outstanding, which amount shall accrue daily and shall be compounded on an annual basis (the sum of clauses (i), (ii) and (iii), the “Liquidation Preference Amount”).

(b) Partial Payment. If the assets of the Company are not sufficient to pay in full the aggregate Liquidation Preference Amount pursuant to Section 4(a) to all Holders, the amounts distributed to the Holders shall be paid pro rata in accordance with the respective aggregate Liquidation Preference Amount to which they would otherwise be entitled.

(c) Value of Assets. In the event the Company proposes to distribute assets other than cash in connection with any Liquidation Event, the value of the assets to be distributed to the holder of Series A Shares shall be the fair market value, as determined in good faith by the liquidator (or, in the case of any proposed distribution in connection with a transaction which is a Change of Control hereunder, by the Board, which decision shall include the affirmative vote or consent of the Purchaser Director). Any securities not subject to a private placement investment letter or similar restrictions on free marketability shall be valued as follows:

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(i) If traded on a securities exchange or market, the value shall be deemed to be the volume weighted average of the security’s closing prices on such exchange or market over the forty (40) trading day period ending one (1) day prior to the distribution;

(ii) If actively traded over-the-counter, the value shall be deemed to be the volume weighted average of the closing bid prices over the forty (40) trading day period ending three (3) days prior to the distribution; and

(iii) If there is no active public market, the value shall be the fair market value thereof as determined in good faith by the liquidator (or, in the case of any proposed distribution in connection with a transaction which is a Change of Control hereunder, by the Board, which decision shall include the affirmative vote or consent of the Purchaser Director).

The method of valuation of securities subject to restrictions on free marketability shall be adjusted to make an appropriate discount from the market value determined as above in paragraphs (i), (ii) or (iii) to reflect the fair market value thereof as determined in good faith by the liquidator (or, in the case of any proposed distribution in connection with a transaction which is a Change of Control hereunder, by the Board, which decision shall include the affirmative vote or consent of the Purchaser Director).

(d) Appraisal. The Holders holding more than fifty percent (50%) of the then outstanding Series A Shares issued at the Closing, voting together as a single class on an as converted basis, shall have the right to challenge any determination by the Board of fair market value pursuant to this Section 4, in which case the determination of fair market value shall be made by an independent appraiser selected jointly by the Board and the challenging parties, the cost of such appraisal to be borne equally by the Company and the challenging parties.

SECTION 5       Right of the Holders to Convert.

(a) Each Holder shall have the right, at such Holder’s option, to convert all or any portion of such Holder’s Series A Shares at any time into Ordinary Shares at the then applicable Series A Conversion Rate and to receive share certificates therefor, by giving written notice to the Company at the office of the Company and surrender the original certificate or certificates evidencing the Series A Shares to be converted to the Company’s transfer agent (or an officer’s certificate notifying the Company or its transfer agent that such certificate(s) has been lost, stolen or destroyed). The Company shall within five Business Days of receipt of the notice, cause its transfer agent to issue and deliver to such Holder (i) a certificate or certificates for the number of Ordinary Shares to which he shall be entitled as aforesaid and (ii) a certificate for any remaining Series A Shares. The conversion shall be deemed to have been made immediately prior to the close of business on the date of the issuance of the certificates referred to in (i) and (ii) above, and the Person or Persons entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Ordinary Shares on such date.

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(b) The conversion rate for the Series A Shares (the “Series A Conversion Rate”) shall be determined by dividing (x) the Series A Investment Price for each of the Series A Shares by (y) the Series A Conversion Price, as adjusted in accordance with the provisions hereof. The conversion price for each of the Series A Shares, subject to adjustments from time to time in accordance with the provisions hereof, is referred hereinafter as “Series A Conversion Price.” The initial Series A Conversion Price for each of the Series A Shares shall be equal to its Series A Investment Price, and in each case shall be adjusted from time to time as provided below in Section (6)(a).

(c) No Fractional Shares. No fractional shares, scrip representing fractional shares shall be issued upon the conversion of the Series A Shares. Any fraction of a share which the Holder would otherwise be entitled to receive on conversion shall be automatically cancelled without any action on the party of the Company.

(d) Status of Converted or Reacquired Shares. The Company may effect the conversion of the Series A Shares in any manner available under applicable law, including redeeming or repurchasing the relevant Series A Shares and applying the proceeds thereof towards payment for the Ordinary Shares issued upon conversion of Series A Shares. Any Ordinary Shares issued upon conversion of Series A Shares shall be (i) duly authorized, validly issued and fully paid and non-assessable and (ii) shall rank pari passu with the other Ordinary Shares outstanding from time to time. Series A Shares converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation and any filing required by the Companies Law, if applicable, become authorized but unissued preferred shares (in accordance with the Articles, including section 6 and section 7 thereof), without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Articles and an applicable certificate of designations.

(e) Authorized Shares. The Company shall at all times reserve and keep available out of its authorized and unissued Ordinary Shares, solely for issuance upon the conversion of the Series A Shares, such number of Ordinary Shares as shall from time to time be issuable upon the conversion of all the Series A Shares then outstanding. The Company shall take all such reasonable action as may be necessary to assure that (i) such Ordinary Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any stock exchange upon which the Company’s Ordinary Shares (or American Depository Shares representing such Ordinary Shares) may be listed and (ii) such Ordinary Shares shall be accepted by the Company’s American Depositary Share program. If at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Series A Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purpose.

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SECTION 6       Certain Adjustments.

(a) The Series A Conversion Price shall be subject to adjustments under the following circumstances:

(i) Adjustments for Share Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares. In the event the outstanding Ordinary Shares shall be subdivided (by share dividend, share split, or otherwise), into a greater number of Ordinary Shares, the Series A Conversion Price then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding Ordinary Shares shall be combined or consolidated (by reclassification or otherwise), into a lesser number of Ordinary Shares, the Series A Conversion Price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(ii) Adjustments for Other Distributions. In the event the Company at any time or from time to time makes, or files a record date for the determination of holders of Ordinary Shares entitled to receive, any distribution payable in securities or assets of the Company other than Ordinary Shares, then and in each such event provision shall be made so that the Holders shall receive upon conversion thereof, in addition to the number of Ordinary Shares receivable thereupon, the amount of securities or assets of the Company which they would have received had their Series A Shares been converted into Ordinary Shares on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities or assets receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 6(a) with respect to the rights of the Holders.

(iii) Adjustments for Reclassification, Exchange and Substitution. If the Ordinary Shares issuable upon conversion of the Series A Shares shall be changed into the same or a different number of shares of any other class or classes of shares, whether by merger, capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then and in each such event any Holder shall have the right thereafter to convert such share into the kind and amount of shares and other securities and property receivable upon such merger, reorganization, reclassification or other change by holders of the number of Ordinary Shares that would have been subject to receipt by the Holders upon conversion of the Series A Shares immediately before that change, all subject to further adjustment as provided herein. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in any such change, then the Holder shall be given the same choice as to the consideration it receives upon any conversion of the Series A Shares following such change.

(iv) Other Dilutive Events. In case the Company, at any time or from time to time, shall take any action that would have an effect similar to any of the actions described in Sections 6(a)(i), 6(a)(2) or 6(a)(3) (but not including any action described in any such Section) and it would be equitable under the circumstances to adjust the Series A Conversion Price as a result of such action, then, and in each such case, the Series A Conversion Price shall be adjusted in such manner and at such time as a majority of the Board and the Holder, in good faith, determine would be equitable and consistent with the principles established in this Section 6(a) under the circumstances.

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(b) As far as may be permissible by law, the Company will not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 6.

(c) All calculations under this Section 6 shall be made to the nearest one hundredth ( 1/100) of a cent or to the nearest one hundredth ( 1/100) of a share, as the case may be, unless otherwise set forth herein. No adjustment in the Series A Conversion Price need be made if such adjustment would result in a change in such Series A Conversion Price of less than US$0.01. Any adjustment of less than US$0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of US$0.01 or more in such Series A Conversion Price.

(d) Notices to the Holders.

(i) Certificate of Adjustment. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any Holder, furnish or cause to be furnished to such Holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Price then in effect, and (iii) the number of Ordinary Shares and the amount, if any, of other property which at the time would be received upon the conversion of Series A Shares.

(ii) Notice to Allow Conversion by Holder. If (1) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (2) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (3) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (4) the approval of shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Series A Shares or Ordinary Shares are converted into other securities, cash or property, or (5) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered to the Holder, at least fifteen (15) Business Days prior to the applicable effective date specified below, a notice describing the nature and terms of the transaction and stating: (A) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined; or (B) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Series A Shares or Ordinary Shares of record shall be entitled to exchange their shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.

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(iii) Disputes over adjustment calculation. In the event that the Holder believes that the adjustment calculation contained in any notice is incorrect or that a notice otherwise fails to comply with the terms of this Section, it will notify the Company and the parties will promptly negotiate to resolve such issues in good faith. If the parties are not able to promptly reach agreement, either party may submit the matter to arbitration in accordance with the terms of Section 9(c) of the Investment Agreement.

SECTION 7       Optional Redemption Right.

(a) General. At any time prior to the first (1st) anniversary of the Closing, in the event of a Change of Control, each Holder of outstanding Series A Shares shall have the option, during the period beginning on the effective date of the Change of Control (the “Change of Control Effective Date”) and ending on the date that is twenty (20) Business Days after the Change of Control Effective Date, to require the Company to purchase, out of funds legally available therefor, any or all of its Series A Shares at a purchase price per share, payable in cash, equal to 120% of the then current Liquidation Preference Amount (the “Optional Redemption Right”).

(b) Initial Change of Control Notice. On or before the twentieth (20th) Business Day prior to the date on which the Company anticipates consummating the Change of Control, a written notice shall be sent by or on behalf of the Company, in accordance with Section 14 to the Holders as they appear in the records of the Company. Such notice shall contain:

(i) the date on which the Change of Control is anticipated to be effected (or, if applicable, the date on which a Schedule TO or other schedule, form or report disclosing a Change of Control was filed);

(ii) the date, which shall be twenty (20) Business Days after the anticipated Change of Control Effective Date, by which the Optional Redemption Right must be exercised;

(iii) a summary of the material terms of such Change of Control.

(c) Final Change of Control Notice. On the Change of Control Effective Date, a final written notice shall be sent by or on behalf of the Company, in accordance with Section 14 to the Holders as they appear in the records of the Company. Such notice shall contain:

(i) the date, which shall be no less than twenty (20) Business Days after the Change of Control Effective Date, by which the Optional Redemption Right must be exercised;

(ii) the amount of cash payable per share of Series A Shares and the purchase date for such shares, which shall be no less than ten (10) and no greater than twenty (20) Business Days from the date by which the Optional Redemption Right must be exercised; and

(iii) the instructions a Holder must follow to exercise its Optional Redemption Right in connection with such Change of Control.

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(d) Optional Redemption Procedure. To exercise the Optional Redemption Right, a Holder must, no later than 5:00 p.m., Beijing time, on the date by which such right must be exercised, deliver written notice to the Company indicating that it is exercising its Optional Redemption Right and the details of the account to which the purchase price for the redemption shall be wired. Upon exercise of the Optional Redemption Right by a Holder, the Company shall, within five (5) Business Days, deliver or cause to be delivered to the Holder by wire transfer the purchase price payable upon the purchase by the Company of such Holder’s Series A Shares. Upon receipt of the wire initiation confirmation from the Company pursuant to the foregoing, the Holder shall surrender to the Company the certificates representing the redeemed Series A Shares and a duly executed instrument of transfer transferring the redeemed Series A Shares to the Company.

(e) Unsold Shares Remain Outstanding. If a Holder does not elect to exercise the Optional Redemption Right pursuant to this Section 7 with respect to all of its Series A Shares, the Series A Shares held by it and not surrendered for settlement will remain outstanding until otherwise subsequently converted, redeemed, reclassified or canceled.

(f) Partial Exercise of Optional Redemption Right. In the event that the Optional Redemption Right is exercised with respect to Series A Shares representing less than all the Series A Shares held by a Holder, upon exercising such Optional Redemption Right the Company shall execute and deliver to such Holder, at the expense of the Company, a certificate evidencing the Series A Shares held by the Holder as to which the Optional Redemption Right was not exercised, together with an updated, certified register of members evidencing the same.

SECTION 8       Voting Rights.

(a) Each Series A Share shall carry a number of votes equal to the number of Ordinary Shares then issuable upon its conversion into Ordinary Shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as provided in and subject to Section 8(b) hereof, the Series A Shares shall generally vote together with the Ordinary Shares and not as a separate class. Each Holder of Series A Shares will have one vote per share on any matter on which Holders of Series A Shares are entitled to vote separately as a class, whether at a meeting or by written consent.

(b) For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of the Series A Shares equal to at least fifty percent (50%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for stock splits, reverse stock splits, stock dividends, stock consolidations, recapitalizations and the like), in addition to any other vote or consent of the Company’s shareholders required by law or by the Memorandum and Articles, the Company shall not, and shall cause each of its controlled Subsidiaries and Beijing Golden Tom Information Technology Co., Ltd. not to, as applicable, without the affirmative vote or written consent of the Purchaser who is the record holder of the Series A Shares at such time (which consent, except as expressly provided below, may be given or withheld, or made subject to such conditions as are determined by the Purchaser, in its sole discretion):

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(i) amend, alter or repeal the Memorandum and Articles or any provision thereof, including this Certificate of Designations or any other instrument establishing or designating the Series A Shares, or otherwise amend the terms of the Series A Shares;

(ii) authorize, designate or issue any other security convertible into or exercisable for any equity security having rights, privileges or preferences senior to or on parity with the Series A Shares;

(iii) declare or pay any dividend on, or make any distributions relating to, any Junior Shares (including pursuant to clause (iv) of this Section 8(b)) or redeem, purchase or acquire for value any (x) Junior Shares, or (y) any options, warrants or other rights to acquire such Junior Shares, other than purchases, redemptions or other acquisitions of such Junior Shares in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants and other than as permitted under Section 5(e) of the Investment Agreement;

(iv) distribute (by way of dividend, share distribution, exchange, redemption, recapitalization or similar transaction) securities of any entity holding a significant portion of the assets and business of any member of the Group, including by way of spin-off, split-off or other distribution transaction;

(v) enter into, or permit any Subsidiary to enter into, any agreement, or any modification or amendment to an existing agreement, which, in the absence of a default under such agreement, would by its terms prevent the Company from fully performing its obligations with respect to the Series A Shares;

(vi) incur any material indebtedness, except as permitted under the terms of any credit facility then in place, renewing existing credit facilities in similar terms, or as provided in the Group’s annual business plan; or

(vii) agree or undertake to do any of the foregoing.

SECTION 9       Appointment and Removal of Directors.

(a) Board Representation. For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of Series A Shares equal to at least seventy five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like), (i) the number of the Directors of the Board shall be not fewer than five (5) and not more than nine (9), and (ii) the Purchaser shall have the exclusive right to appoint and elect two (2) directors of the Board (the “Purchaser Directors,” and each, a “Purchaser Director”).

For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of Series A Shares equal to at least fifty percent (50%) of the Series A Shares issued at the Closing, but less than seventy five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like), (i) the number of the Directors of the Board shall be not fewer than five (5) and not more than nine (9), and (ii) the Purchaser shall have the exclusive right to appoint and elect one (1) Purchaser Director to the Board.

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(b) [Reserved].

(c) Audit Committee Observer. For so long as the Purchaser is entitled to designate at least one (1) Purchaser Director, the Company shall procure, in whatever manner as shall be necessary to ensure, that a Purchaser Director selected by the Purchaser is appointed to be a non-voting observer on the Audit Committee of the Board (the “Audit Committee”) and such non-voting observer shall be entitled to receive identical written notice (the “Notice”) as voting Audit Committee members of, and to attend, all Audit Committee meetings, and to receive all materials provided to voting members of the Audit Committee in connection therewith; provided, however, that the voting members of the Audit Committee may, by unanimous vote and acting in good faith for reasons determined to be necessary to ensure good corporate governance, exclude such non-voting observer from attending certain portions or all (the “Excluded Portions”) of a particular Audit Committee meeting or receiving materials provided to the voting members of the Audit Committee relating to the Excluded Portions of such meeting, regardless of whether such meeting is relating to the Purchaser or its Affiliates; provided further that, together with the Notice, the Purchaser shall receive a written confirmation that the basis for exclusion of the Excluded Portions is for good corporate governance reason.  For the avoidance of doubt, Purchaser’s non-voting observer shall still be entitled to receive Notice of any meeting of the Audit Committee with Excluded Portions (even if such observer is to be excluded from the entire meeting), but any provisions of the Notice specifically referring to Excluded Portions may be redacted.

(d) Compensation Committee Observer. For so long as the Purchaser is entitled to designate at least one (1) Purchaser Director, the Company shall procure, in whatever manner as shall be necessary to ensure, that a Purchaser Director selected by the Purchaser is appointed to be a non-voting observer on the Compensation Committee of the Board (the “Compensation Committee”), and such non-voting observer shall be entitled to receive the Notice as voting Compensation Committee members of, and to attend, all Compensation Committee meetings, and to receive all materials provided to members of the Compensation Committee in connection therewith; provided, however, that the voting members of the Compensation Committee may, by unanimous vote and acting in good faith for reasons determined to be necessary to ensure good corporate governance, exclude such non-voting observer from attending the Excluded Portions of a particular Compensation Committee meeting or receiving materials provided to the voting members of the Compensation Committee relating to the Excluded Portions of such meeting, regardless of whether such meeting is relating to the Purchaser or its Affiliates; provided further that, together with the Notice, the Purchaser shall receive a written confirmation that the basis for exclusion of the Excluded Portions is for good corporate governance reasons.  For the avoidance of doubt, Purchaser’s non-voting observer shall still be entitled to receive Notice of any meeting of the Compensation Committee with Excluded Portions (even if such observer is to be excluded from the entire meeting), but any provisions of the Notice specifically referring to Excluded Portions may be redacted.

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(e) Nominating and Corporate Governance Committee Observer. For so long as the Purchaser is entitled to designate at least one (1) Purchaser Director, the Company shall procure, in whatever manner as shall be necessary to ensure, that a Purchaser Director selected by the Purchaser is appointed to be a non-voting observer on the Nominating and Corporate Governance Committee of the Board (the “Nominating and Corporate Governance Committee”), and such non-voting observer shall be entitled to receive the Notice as voting Nominating and Corporate Governance Committee members of, and to attend, all Compensation Committee meetings, and to receive all materials provided to voting members of the Compensation Committee in connection therewith; provided, however, that the voting members of the Nominating and Corporate Governance Committee may, by unanimous vote and acting in good faith for reasons determined to be necessary to ensure good corporate governance, exclude such non-voting observer from attending the Excluded Portions of a particular Nominating and Corporate Governance Committee meeting or receiving materials provided to the voting members of the Nominating and Corporate Governance Committee relating to the Excluded Portions of such meeting, regardless of whether such meeting is relating to the Purchaser or its Affiliates; provided further that, together with the Notice, the Purchaser shall receive a written confirmation that the basis for exclusion of the Excluded Portions is for good corporate governance reasons.  For the avoidance of doubt, Purchaser’s non-voting observer shall still be entitled to receive Notice of any meeting of the Nominating and Corporate Governance Committee with Excluded Portions (even if such observer is to be excluded from the entire meeting), but any provisions of the Notice specifically referring to Excluded Portions may be redacted.

(f) Term. Each Purchaser Director shall serve until the next annual meeting of the shareholders of the Company and until his or her successor is elected and qualified in accordance with Section 9(a) and the Articles of the Company, unless such Purchaser Director is earlier removed in accordance with the Articles of the Company, resigns or is otherwise unable to serve; provided, however, that (i) no director appointed and elected pursuant to this Section 9 may be removed from office, unless (A) such removal is directed or approved by the Purchaser in writing, or (B) the Purchaser is no longer so entitled to designate or approve such director; and (ii) any vacancies created by the resignation, removal or death of a director elected pursuant to this Section 9 shall be filled pursuant to the provisions of this Section 9.

SECTION 10       Preemptive Rights.

(a) For so long as the Purchaser beneficially owns any Series A Shares, at any time the Company proposes to issue any shares of capital stock or transfer any shares of capital stock that have been repurchased from the open market and held under the Company’s brokerage account or otherwise held under the Company’s name, including the Ordinary Shares, or any securities convertible into or exercisable or exchangeable into shares of capital stock or other equity interests in the Company (the “New Securities”) other than: (i) pursuant to any present or future employee, director or consultant benefit plan or program of the Company that has been duly approved by the shareholders of the Company and the issuance of any Ordinary Shares issuable upon exercise of such equity awards under any such plan, (ii) the issuance of Ordinary Shares upon conversion of the Series A Shares or as a dividend or distribution on the Series A Shares, or (iii) the issuance of Ordinary Shares upon a stock split, stock dividend or any subdivision of the Ordinary Shares (subject to customary adjustment under the terms of the Series A Shares) (all New Securities identified in the foregoing clauses (i), (ii) and (iii), collectively, the “Exempt Securities”), the Company shall notify Purchaser in writing of such proposal (an “Issue Notice”). The Issue Notice shall specify the number and type of New Securities to be offered by the Company and the material terms of the proposed offer (including the proposed price (or range of prices) per New Security to be paid by the proposed third party purchaser(s) and other conditions), as well as which of the following pre-emptive rights are available to the Purchaser.

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(b) The Purchaser shall have the right to purchase, or to purchase through an Affiliate, a number of New Securities so as to enable the Purchaser to beneficially hold, after the issue of the New Securities which are the subject to the Issue Notice, either (in its sole discretion):

(i) in the case of New Securities (including, for this purpose, Exempt Securities) that would result, after the issuance thereof, in an investor and its Affiliates (other than an underwriter that is placing on behalf of the Company the New Securities in a bona fide capital markets transaction) (collectively, the “Prospective Largest Shareholder”) beneficially owning more than the Purchaser (and its Affiliates) in the aggregate, one share more than the number of shares in the Company proposed to be beneficially owned by such Prospective Largest Shareholder, unless at least two-thirds (2/3) of the members of the Board acting in good faith resolve in writing that the implementation of this Section 10(b)(i) is not in the best interests of the Company and its shareholders as a whole; provided that the right under this clause (i) may only be exercised if the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of the Series A Shares equal to at least fifty percent (50%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for stock splits, reverse stock splits, stock dividends, stock consolidation, recapitalization and the like); or

(ii) a pro rata portion of the New Securities equal to the percentage of the issued share capital of the Company (on an as-converted, fully-diluted basis) then beneficially owned by the Purchaser (together with its Affiliates) prior to the issuance of the New Securities (for the avoidance of the doubt, the preemptive right as set forth in this Section 10(b)(ii) shall be exercisable by the Purchaser for so long as it beneficially owns any Series A Shares), in each case upon the same terms and conditions set forth in the Issue Notice, by giving written notice to the Company of the exercise of this right within fifteen (15) Business Days of Purchaser’s receipt of the Issue Notice. If such notice is not given by the Purchaser within such fifteen (15) Business Days thereof, the Purchaser shall be deemed to have elected not to exercise its rights under this Section 10(b) with respect to the issuance described in that specific Issue Notice (it being understood that if the Purchaser is not permitted to exercise its rights under Section 10(b)(i) because the Board takes action to prohibit such exercise in the manner provided by Section 10(b)(i), the Purchaser shall be entitled to exercise its rights under Section 10(b)(ii) for an additional ten (10) Business Days after receiving written notice of the Board’s action).

(c) If the Purchaser (or its Affiliate) exercises its rights provided in this Section 10, the closing of the purchase of the New Securities with respect to which such right has been exercised shall take place within twenty (20) Business Days after the giving of notice of such exercise, which period of time shall be extended for a maximum of sixty (60) Business Days in order to comply with applicable laws and regulations (including receipt of any applicable regulatory or shareholder approvals). The Company and the Purchaser (or its Affiliate) exercising its rights under Section 10 will use commercially reasonable efforts to secure any regulatory or shareholder approvals or other consents, and to comply with any law or regulation necessary in connection with the offer, sale and purchase of, such New Securities.

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(d) In the event that Purchaser fails to exercise its right provided in this Section 10 within such fifteen (15) Business Day period, or in the event that the Purchaser fails to consummate its transaction within such twenty (20) Business Day period after its giving of notice of exercise or the sixty (60) Business Day extension thereof, the Company shall thereafter be entitled to issue and sell within ninety (90) Business Days the New Securities not elected to be purchased pursuant to this Section 10 by the Purchaser at a price no less than that offered to the Purchaser, and otherwise upon terms and conditions no more favorable to the third-party purchasers of such securities than were specified in the Issue Notice. In the event the Company has not issued and sold the New Securities within such ninety (90) Business Day period, the Company shall not thereafter offer, issue or sell such New Securities without first offering such securities to the Purchaser in the manner provided in this Section 10.

(e) In the case of the offering of New Securities for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board; provided, however, that such fair value as determined by the Board shall not exceed the aggregate market price of the securities being offered as of the date the Board authorizes the offering of such securities.

SECTION 11       Right of First Refusal. For so long as the Purchaser beneficially owns a number of Series A Shares and/or Ordinary Shares issued upon conversion of the Series A Shares equal to at least seventy-five percent (75%) of the Series A Shares issued at the Closing (in each case, as appropriately adjusted for stock splits, reverse stock splits, stock dividends, stock consolidation, recapitalization and the like), in the event that any Material Group Company receives a proposal, or that the Board authorizes the Company to initiate or pursue a proposal (or the Company otherwise undertakes in writing to pursue the same), which could reasonably be expected to lead to a Specified Transaction (as defined below), the Company shall, within two (2) Business Days, provide the Purchaser with a written notice of the proposal and a summary of the material terms (including the name of counterparty and any controlling Person thereof) of the proposal (the “Proposal Notice”). The Purchaser shall have a right of first refusal, exercisable by written notice to the Company (the “Exercise Notice”) within twenty (20) Business Days of receiving the Proposal Notice, to use its reasonable best efforts to consummate the Specified Transaction as soon as practicable after delivery of the Exercise Notice at substantially the same terms, prices and conditions as set forth in the Proposal Notice. If the Purchaser does not elect to exercise its right of first refusal within the twenty (20) Business Day period, or if the Purchaser fails to consummate the transaction using its reasonable best efforts after delivery of the Exercise Notice, the Company may proceed with the Specified Transaction upon terms and conditions no more favorable to the counter parties in the Specified Transaction than those specified in the Proposal Notice, subject to necessary Board and shareholder approval.

For purposes of this Section 11, “Specified Transaction” means a transaction or a series of transactions that (i) sell, transfer, lease or license material technology of, or otherwise dispose of, any Material Group Company, or substantially all of the assets, including without limitation, intellectual property assets of any Material Group Company, to one or more Persons that are not a Group Company; (ii) merge, amalgamate, or consolidate any Material Group Company with any other Person or entity; (iii) effect a statutory exchange of securities of the Company with another Person or entity; or (iv) effect a Change of Control.

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SECTION 12       Replacement Certificates. If physical share certificates are issued, the Company shall replace any mutilated certificate at the Company’s expense upon surrender of that certificate to the Company. The Company shall replace share certificates that become destroyed, stolen or lost at the Company’s expense upon delivery to the Company of evidence that the certificate has been destroyed, stolen or lost.

SECTION 13       Taxes.

(a) Transfer Taxes. The Company shall pay any and all share transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of Series A Shares or Ordinary Shares or other securities issued on account of Series A Shares pursuant hereto or certificates representing such shares or securities.

(b) Withholding. All payments and distributions (or deemed distributions) on the Series A Shares (and on the Ordinary Shares received upon their conversion) shall be subject to withholding and backup withholding of tax to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by Holders.

SECTION 14       Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of or in connection with this Certificate of Designations must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one Business Day after deposit with an internationally recognized overnight courier service, or (iv) when sent by confirmed electronic mail if sent during normal business hours of the recipient, and if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

AutoNavi Holdings Limited
Address:	16/F, Section A, Focus Square
No. 6, Futong East Avenue, Wangjing
Chaoyang District, Beijing 100102
the People’s Republic of China
Telephone:
86 10 8410-7000
Email:
catherine.zhang@autonavi.com
Facsimile:
86 10 8410-7777
Attention:
Ms. Catherine Qin Zhang

with a copy (for informational purposes only) to:

Skadden, Arps, Slate, Meagher & Flom
Address:	42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Telephone:	(852) 3740-4700
Email:	Julie.gao@skadden.com
Attention:	Z. Julie Gao, Esq.

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If to the Purchaser:

Ali ET Investment Holding Limited
Address:	26/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Telephone:
(852) 2215 5100
Email:
joe@hk.alibaba-inc.com / tim.steinert@hk.alibaba-inc.com
Facsimile:
(852) 2215 5200
Attention:
Mr. Joseph Tsai / Mr. Tim Steinert

with a copy (for informational purposes only) to:

Sheppard Mullin Richter & Hampton LLP
Address:	26th Floor, Wheelock Square
1717 Nanjing Road West Jing An District
Shanghai 200040, China
Telephone:	+8621 2321 6000
Email:	dwilliams@sheppardmullin.com / jmercer@sheppardmullin.com
Facsimile:	+8621 2321 6001
Attention:	Don Williams, Esq. / Jamie Mercer, Esq.

SECTION 15       Facts Ascertainable. When the terms of this Certificate of Designations refer to a specific agreement or other document to determine the meaning or operation of a provision hereof, the secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any shareholder who makes a request therefor. The secretary of the Company shall also maintain a written record of the Issue Date, the number of Series A Shares issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any shareholder who makes a request therefor.

SECTION 16       Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Series A Shares granted hereunder may be waived as to all Series A Shares (and the holders thereof) upon the written consent of the Holders of a majority of the Series A Shares then outstanding; provided that, any right of the Purchaser granted hereunder may be waived only upon the written consent of the Purchaser.

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SECTION 17       Severability. If any term of the Series A Shares set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

SECTION 18       No Impairment. Except and to the extent as waived or consented to by the Holders, the Company shall not by any action, including, without limitation, amending its Memorandum, Articles or this Certificate of Designations, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series A Shares, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Certificate of Designations against impairment.

SECTION 19       Aggregation of Shares. All Series A Shares or Ordinary Shares held or acquired by Purchaser and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any Purchaser rights under this Certificate of Designations.

SECTION 20       Interpretation. The headings contained in this Certificate of Designations are for reference purposes only and shall not affect in any way the meaning or interpretation of this Certificate of Designations. Whenever the words “include”, “includes” or “including” are used in this Certificate of Designations, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Certificate of Designations shall refer to this Certificate of Designations as a whole and not to any particular provision of this Certificate of Designations. The word “or” shall not be exclusive. All references to “$” mean the lawful currency of the U.S.. The definitions contained in this Certificate of Designations are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a Person are also to its permitted successors and assigns.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be duly executed in its corporate name on this 16th day of May, 2013.

AUTONAVI HOLDINGS LIMITED

By:	/s/ Congwu Cheng
Name: Congwu Cheng
Title: Chief Executive Officer

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